UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company is Trimeris, Inc., a Delaware corporation (the “Company” or “Trimeris”), and the address of the principal executive office of the Company is 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. The telephone number for its principal executive office is (919) 806-4682.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is common stock, par value $0.001 per share (collectively, the “Shares,” each a “Share,” and the holders of such Shares “Stockholders”). As of September 30, 2009, 22,349,841 Shares were issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by RTM Acquisition Company (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the Company’s outstanding Shares at a price of $3.60 per Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 19, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement (as defined below), the Offer is scheduled to expire at 12:00 midnight, New York City time, on November 16, 2009, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to Stockholders, are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by the Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2009.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 2, 2009 (the “Merger Agreement”), by and among the Parent, the Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), following the time the Purchaser accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer, the Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving company and a wholly-owned subsidiary of the Parent (the “Surviving Corporation”), and the separate corporate existence of the Purchaser will cease. At the effective time of the Merger (the “Effective Time”), the Shares issued and outstanding immediately prior to the consummation of the Merger (other than (i) Shares held by the Company as treasury stock or owned by the Parent, the Purchaser or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by Stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The foregoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1) and (a)(2) to this Schedule 14D-9 and incorporated herein by reference.

The Parent has formed the Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the business address and telephone number of the Purchaser is 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea and 82-2-2109-9911, respectively.

The joint press release issued by the Company and the Parent announcing the entry into the Merger Agreement, as well as other publicly filed documents relating to the Offer and the Merger, can be found at our website, www.trimeris.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, or the Information Statement, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Parent or the Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements Between the Company and its Executive Officers and Directors.

Interests of Certain Persons. Certain members of the Company’s management and Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits as more fully described below.

Cash Payable for Outstanding Shares Pursuant to the Offer. If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other Stockholders. As of October 16, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 7,972,433 Shares, excluding Shares subject to exercise of Company Stock Options and vesting of Restricted Shares (as discussed below; such capitalized terms are defined in the Merger Agreement). If the directors and executive officers were to tender all 7,972,433 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, then the directors and executive officers would receive an aggregate of approximately $28,701,000 in cash pursuant to tenders into the Offer, which amount includes payment for certain Shares as to which certain directors have disclaimed beneficial ownership. To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power, with the majority of such tenders to be pursuant to the Tender and Support Agreement (as defined below). The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Stock Ownership of Certain Beneficial Owners and Management.”

Effect of the Offer and the Merger Agreement on Company Stock Options. Under the Merger Agreement, the Company has agreed to cause each unexercised Company Stock Option granted under any Company Stock Plan (as defined in the Merger Agreement), to the extent not already vested after the first time at which the Purchaser accepts for payment, and pays for, Shares pursuant to the Offer satisfying specified minimum conditions (the “Acceptance Time”) and/or the exercise of the Top-Up Option (as defined in the Merger Agreement and referenced in Item 8(c) below), that is outstanding immediately prior to the time the Merger becomes effective (the “Effective Time”) to become fully vested and be cancelled as of immediately prior to the Effective Time (without regard to the exercise price of such Company Stock Option) in exchange, subject to the Company Stock Option holder’s execution of a release of claims related to such Company Stock Option, for a cash payment to be made by the Purchaser or the Parent as soon as practicable (but in any event no later than three business days) following the effective time of the Merger equal to the excess, if any, of $3.60 over the exercise price per share of Company common stock subject to such Company Stock Option, multiplied by the total number of shares of Company common stock subject to such Company Stock Option, without any interest thereon (such amount, the “Option Consideration”). Company Stock Options with exercise prices greater than or equal to $3.60, and for which the holder does not otherwise receive payment in respect and in consideration of each Company Stock Option so cancelled, will be cancelled in exchange, subject to the Company Stock Option holder’s execution of a release of claims related to such Company Stock Option, for a payment equal to 50% of the Black-Scholes value of such Company Stock Option with respect to the remaining life of such Company Stock Option as determined using the assumptions currently in use by the Company, measuring the stock for such purposes using the Offer Price of $3.60.

The table below sets forth information regarding (1) the Company Stock Options held by the Company’s directors and executive officers as of September 30, 2009, having an exercise price per share of Company common stock less than $3.60 that would be cancelled and exchanged immediately prior to the completion of the Merger into the right to receive the Option Consideration (if their shares are not previously tendered), and (2) the Company Stock Options held by the Company’s directors and executive officers as of September 30, 2009, having an exercise price per share of Company common stock greater than or equal to $3.60 that would be cancelled and exchanged immediately prior to the completion of the Merger into a payment equal to 50% of the Black-Scholes value with respect to the remaining life of such Company Stock Option.

	Options with Exercise Prices Less than $3.60 Per Share to be Converted to the Option Consideration			Options with Exercise Prices Per Share Greater than or Equal to $3.60
Name	Number of Shares	Exercise Price per Share	Value of Company Stock Options to be Converted to the Option Consideration	Number of Shares	One-Half of Black- Scholes value with respect to the remaining life of such Company Stock Option
Michael A. Alrutz	44,544	$2.02	$70,379.52	82,864	$81,633.27
Andrew L. Graham	44,544	2.02	70,379.52	80,868	83,309.32
Martin A. Mattingly	89,088	2.02	140,759.04	439,088	488,009.00
Julian C. Baker	12,500	2.02	19,750.00	77,500	55,445.19
Felix J. Baker	13,750	2.02	21,725.00	81,250	58,873.23
Arthur B. Cohen	10,000	2.02	15,800.00	30,000	35,002.79
Joseph P. Healey	10,000	2.02	15,800.00	30,000	35,002.79
Stephen R. Davis	15,000	2.02	23,700.00	50,000	55,185.68
Barry D. Quart	13,750	2.02	21,725.00	47,500	52,328.62
James R. Thomas	20,000	2.33	25,400.00	0	0.00

The table below sets forth the total compensation value of the Company Stock Options held by the Company’s directors and executive officers, as of September 30, 2009, that will be paid following the completion of the Merger.

Name	Total Option Compensation Value
Michael A. Alrutz	$152,012.79
Andrew L. Graham	153,688.84
Martin A. Mattingly	628,768.04
Julian C. Baker	75,195.19
Felix J. Baker	80,598.23
Arthur B. Cohen	50,802.79
Joseph P. Healey	50,802.79
Stephen R. Davis	78,885.68
Barry D. Quart	74,053.62
James R. Thomas	25,400.00

Effect of the Offer and the Merger Agreement on the Company’s Restricted Stock. All Restricted Shares outstanding immediately prior to the Acceptance Time will become fully vested and free of any vesting or other lapse restrictions immediately prior to the Acceptance Time and accrued dividends related to certain Restricted Shares (as discussed below) will become due and payable. The holders may tender the Restricted Shares. Any untendered Restricted Shares will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Restricted Shares, without interest and less any required withholding taxes (such amount, the “Restricted Stock Value”). The table below sets forth the gross Restricted Stock Value of Restricted Shares that were unvested and held by the Company’s directors and executive officers, as of September 30, 2009, that will be paid following the completion of the Merger.

Name	Restricted Stock Value	Value of Accrued Dividends
Michael A. Alrutz	$54,000.00	$15,000.00
Andrew L. Graham	54,000.00	15,000.00

Change-in-Control Agreements. In connection with his appointment as Chief Executive Officer in November 2007, the Company and Martin A. Mattingly entered into an executive employment agreement (the “Mattingly Employment Agreement”). Under the Mattingly Employment Agreement, in the event that Dr. Mattingly’s employment is terminated other than for Cause, death or disability or upon his resignation for Good Reason (as such capitalized terms are defined in the Mattingly Employment Agreement), Dr. Mattingly will be entitled, if Dr. Mattingly executes and delivers a Settlement Agreement and Release of the Company in a form prepared by the Company, to certain severance payments and benefits including an amount equal to his base salary ($396,564) and continuing medical insurance coverage for up to 12 months provided under COBRA continuation requirements (if applicable). In addition, Dr. Mattingly is eligible to receive a bonus of $100,000 in connection with the first occurrence of an “Acquisition Event” as defined in the Trimeris, Inc. 2007 Stock Incentive Plan (other than clause (c) of such definition, relating to liquidation) assuming he remains employed as of the closing of the Acquisition Event. For this purpose, the consummation of the tender offer will likely, and the Merger will certainly, be an Acquisition Event. Dr. Mattingly also received an award of an option for 350,000 Shares, subject to the terms and conditions of the Trimeris, Inc. 2007 Stock Incentive Plan. Vesting of the options will fully accelerate immediately prior to (and subject to) or in connection with the closing of an Acquisition Event, or, if Dr. Mattingly’s employment is terminated as above prior to an Acquisition Event, the Company enters into an agreement that would result in an Acquisition Event within 90 days following such termination or resignation.

In connection with his appointment as Chief Financial Officer in January 2008, the Company and Andrew L. Graham entered into an executive employment agreement (the “Graham Employment Agreement”). If

Mr. Graham’s employment is terminated by the Company other than for Cause, death or disability or upon his resignation for Good Reason (as such capitalized terms are defined in the Graham Employment Agreement), Mr. Graham will be entitled to certain severance payments and benefits including an amount equal to his yearly base salary ($180,250) in exchange for his execution of a release of claims and to continuing medical insurance coverage for up to 12 months provided under COBRA continuation requirements (if applicable).

In connection with his appointment as General Counsel in January 2008, the Company and Michael A. Alrutz entered into an executive employment agreement (the “Alrutz Employment Agreement”). If Dr. Alrutz’s employment is terminated by the Company other than for Cause, death or disability or upon his resignation for Good Reason (as such capitalized terms are defined in the Alrutz Employment Agreement), Dr. Alrutz will be entitled to certain severance payments and benefits, including an amount equal to his yearly base salary ($180,250) in exchange for his execution of a release of claims and to continuing medical insurance coverage for up to 12 months provided under COBRA continuation requirements (if applicable).

For purposes of the Mattingly, Graham and Alrutz Employment Agreements, termination for “Cause” means, in summary, for (i) fraud, misappropriation, embezzlement or other material misconduct against the Company, (ii) substantial and willful failure to perform Board directives, (iii) willful and knowing violations of governmental rules or regulations that are materially injurious to the financial condition of the Company, (iv) conviction of or plea of guilty or nolo contendere to a felony or (v) a material breach of the terms and conditions of the respective executive employment agreement. Resignation for “Good Reason” means, in summary, for (i) a material breach by Company of the respective employment agreement, including assignment of inconsistent duties with the relevant position, (ii) a requirement that the officer relocate his primary place of employment more than 30 miles, (iii) a material adverse alteration in the nature or status of responsibilities or (iv) a material reduction in the base salary.

Under the Merger Agreement, the Company will, before the Acceptance Time, terminate the employment relationship of all employees (including the employees subject to the executive employment agreements described above) of the Company and take all customary ancillary actions in connection with such termination, with the terminations to be effective no later than the earlier of (1) 90 days following the Acceptance Time or (2) 30 days following the closing of the Merger Agreement. Any such termination of employment shall be treated as a “termination without cause” by the Company entitling such employee to full severance payments and benefits under his employment agreement, with payments and benefits to commence upon the individual’s separation from service with the Company (subject to any requirements relating to releases of claims). Any such particular termination without cause will not occur if, before the Acceptance Time, the affected individual and the Parent reach a mutual written agreement with respect to the individual’s continued employment or other service-providing relationship for a term post-closing of more than 24 months. However, if such a continued employment or service-providing relationship agreement contains a reduced level of services consistent with a separation from service from the pre-closing employment, severance payments and benefits will still be paid.

The table below lists the total potential severance and change-in-control payments for Drs. Mattingly and Alrutz and Mr. Graham.

Name	Total Potential Severance and Change-in-Control Payments (including bonus and benefits) Following a Change in Control(1)
Michael A. Alrutz	$298,475.64
Andrew L. Graham	298,475.64
Martin A. Mattingly	800,034.60

(1)	This potential severance payment amount represents the sum of one-year’s salary, payment for failure to provide 60 days notice of termination, a severance bonus payable to each employee, a contribution to each employee’s 401(k) plan and a payment for continuing medical insurance coverage for 12 months provided under individual health insurance policies. The change-in-control payment consists of a transaction bonus for Dr. Mattingly related to a change-in-control pursuant to the Mattingly Employment Agreement discussed above.

The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A and incorporated herein by reference, and to Exhibits (e)(6) through (e)(8) attached hereto.

Effect of the Offer and the Merger Agreement on Employee Benefits. From and after the Effective Time, the Parent will honor and cause to be honored all of the Company’s Employee Plans (as defined in the Merger Agreement) and all employment, severance and termination plans and agreements, in accordance with the terms as in effect immediately before the Acceptance Time. For all purposes under the employee benefit plans of the Parent and its subsidiaries providing benefits to any Company Employee (as defined in the Merger Agreement) after the Effective Time, each Company Employee will be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Company Employee was entitled before the Effective Time, to credit for such service under any similar Company Employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, subject to applicable legal and tax requirements and provided that the foregoing does not apply to the extent that its application would result in a duplication of benefits. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Eighth of the Company’s Certificate of Incorporation, as amended and restated, provides that to the fullest extent permitted by the DGCL, no director shall be liable to the Company or its Stockholders for monetary damages for breaches of his or her fiduciary duty as a director.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article Ninth of the Company’s Certificate of Incorporation, as amended and restated, provides that, subject to certain limitations and requirements, the Company will indemnify each person it shall have the power to indemnify under Section 145 of the DGCL and the indemnification provided for therein is not to be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in the individual’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company shall advance expenses for the defense of any such person prior to a final disposition of a claim provided that such party executes an undertaking to repay advances from the Company if it is ultimately determined that such party is not entitled to indemnification.

Under the Merger Agreement, for six years following the closing of the Merger, the Parent and the surviving corporation will, jointly and severally, indemnify the Company’s current and former directors and officers, or such persons who become directors or officers prior to the Effective Time, for all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to their status as a director, officer, employee or agent of the Company, to the fullest extent permitted by law, and will cause the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable with respect to such indemnification obligations than as set forth in the Company’s certificate of incorporation and bylaws as of the date of the Merger Agreement. Each such person will be entitled to advancement of expenses for the defense of any such claim provided that such party executes an undertaking to repay advances from the Parent or surviving corporation if it is ultimately determined that such party is not entitled to indemnification. The Parent will cause the surviving corporation to maintain in effect for at least six years from and after the Effective Time a directors’ and officers’ liability insurance “tail policy” covering acts and omissions of directors and officers of the Company up to and including the Effective Time, and providing the same coverage and amounts and terms and conditions as the Company’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage limits and amounts containing terms and conditions which are no less advantageous to the persons covered by such policies, so long as the Company as surviving corporation is not required to pay a maximum premium in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. If the Company is unable to obtain such insurance for an amount less than or equal to that specified maximum premium, it must instead obtain as much comparable insurance as possible for a six-year directors’ and officers’ tail policy equal to that specified maximum premium, and neither the Parent nor the surviving corporation shall take any action to terminate such tail policy during such six-year period.

(b)	Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed to take all steps to cause any dispositions of Shares, Company Stock Options or any other dispositions of equity securities of the Company in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

(c)	Agreements with the Parent and the Purchaser.

The Merger Agreement. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among the Parent, the Purchaser and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Parent, the Purchaser or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Parent, the Purchaser or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which the Parent may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. The Company and the Parent entered into a confidentiality agreement dated September 21, 2009 (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the parties. Pursuant to the Confidentiality Agreement, the Parent agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the Company, and to use such information solely for the purpose of evaluating a possible transaction with the Company. Pursuant to the Confidentiality Agreement, the Parent also agreed that, for a period of three years from the date of the Confidentiality Agreement, unless the Company gave prior written consent, neither the Parent nor its representatives would acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, control of the Company’s voting securities, business or assets of the Company or its subsidiaries.

In addition, subject to certain exceptions, the Parent agreed that, for a period of two years from the date of the Confidentiality Agreement, neither it nor its affiliates would solicit, employ or hire any officers or certain other employees of the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The Tender and Support Agreement. The Parent, the Purchaser and certain Stockholders of the Company (the “Signing Stockholders”), including directors, officers and certain affiliates of the Company’s directors, entered into a Tender and Support Agreement, dated as of October 2, 2009 (the “Tender and Support Agreement”). The Signing Stockholders are Julian Baker, Felix Baker, FBB Associates, Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., 667, L.P, Baker Biotech Fund II (A), L.P., Baker Brothers Life Sciences, L.P., HealthCor Offshore Master Fund, L.P., HealthCor, L.P., HealthCor Hybrid Offshore Master Fund, L.P., Arthur B. Cohen, Joseph P. Healey, Stephen R. Davis, Barry D. Quart, Pharm.D., Martin A. Mattingly, Pharm.D., Andrew L. Graham and Michael A. Alrutz, J.D., Ph.D. The outstanding Shares subject to the Tender and Support Agreement represented, as of October 2, 2009, approximately 36% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, each of the Signing Stockholders agreed, among other things, (i) to tender in the Offer (and not withdraw) all Shares beneficially owned or subsequently acquired by it, (ii) to vote such Shares in support of the Merger Agreement and approval of the Merger in the event Stockholder approval is required to consummate the Merger and against any competing transaction, (iii) to appoint the Purchaser as its proxy to vote such Shares in connection with the Merger Agreement and (iv) not to otherwise transfer any of its Shares. The Tender and Support Agreement will terminate upon the termination of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

The Escrow Agreement. Prior to the execution of the Merger Agreement, the Company and the Parent entered into an Escrow Agreement (the “Escrow Agreement”) with the Bank of New York Mellon as escrow agent (the “Escrow Agent”) pursuant to which the Parent, simultaneously with the execution of the Escrow Agreement, deposited U.S. $12,000,000.00 into an escrow being established to fund the payment owed to the Company if the Company terminates the Merger Agreement due to certain breaches by the Parent or the Purchaser or if the consummation of the Merger does not occur timely following the satisfaction of the conditions thereto. The Escrow Agent will disburse the escrow funds only (i) as jointly directed by the Company and the Parent or (ii) as directed by a judgment or order issued by a court of competent jurisdiction. The Escrow Agent will invest the escrow funds in certain specified permitted investments. The foregoing summary is qualified in its entirety by reference to the Escrow Agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Ownership of Company Securities. The Offer to Purchase states that the Parent and the Purchaser do not own any Shares.

Board Designees. The Merger Agreement provides that after the Purchaser accepts for payment and pays for Shares constituting a majority of the Shares then outstanding tendered pursuant to the Offer, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares beneficially owned by the Parent and the Purchaser bears to the total number of Shares outstanding (on a fully diluted basis). The Company will use all commercially reasonable efforts to cause the Purchaser’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all reasonable actions necessary to cause individuals designated by the Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company and each committee of the board of directors of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchaser intends to designate representatives to the Board from among the directors and officers of the Purchaser and the Parent. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex A and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Recommendation of the Board.

During a meeting held on October 1, 2009, the Board, (i) declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger, fair to, and in the best interests of, the Company and its Stockholders; (ii) recommended that the Stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of Stockholders of the Company called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution, delivery and performance of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the “Merger Documents”) that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

Accordingly, the Board recommends that the Company’s Stockholders ACCEPT the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement and the transactions contemplated thereby, if applicable.

A copy of the letter to the Company’s Stockholders, dated October 19, 2009, communicating the recommendation of the Board, as well as a joint press release, dated October 2, 2009, issued by the Company and the Parent announcing the execution of the Merger Agreement, are included as Exhibits (a)(5) and (a)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b)	Background of the Transaction.

The following information was prepared by the Company and the Parent. Information about the Parent was provided by the Parent, and neither the Company nor its representatives takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Company or its representatives did not participate. Information about the Company was provided by the Company, and neither the Parent, the Purchaser nor their representatives take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which the Parent or its representatives did not participate. All dates referred to in the following information are as of New York City time.

As part of their ongoing evaluation of the Company’s business, the Board and senior management regularly review and assess different strategies for improving the Company’s position and enhancing stockholder value. As part of this ongoing review process, the Board from time to time considered and discussed with senior management various strategic alternatives, including licensing or partnership transactions with third parties and business combinations. In 2006, the Board considered the following factors: (i) the projected sales of the Company’s sole commercial product FUZEON®, (ii) the Company’s lack of products in the pipeline, (iii) the regulatory, competitive and financial challenges resulting from the Company being a relatively small public company in the biotechnology industry and (iv) the lack of suitable acquisition or joint venture opportunities. In view of such considerations, the Board indicated to the Company’s management that it was amenable to management engaging in initial discussions with respect to potential strategic alternatives.

The Company engaged Goldman, Sachs & Co. (“Goldman Sachs”) in May 2006 as its financial advisor to help the Company explore strategic alternatives, chief of which was a potential sale of the Company to a third party. The Company retained Goldman Sachs pursuant to an engagement letter dated May 19, 2006, which was subsequently superseded by the Goldman Engagement Letter discussed below. Throughout the rest of 2006 and 2007, Goldman Sachs, as directed by the Company, contacted approximately 30 potential acquirers, most of which had operations in the biotechnology or pharmaceutical industries. The Company entered into confidentiality agreements with approximately one third of these companies, and discussions with four of the companies progressed to a level where the particular companies were granted access to an online due diligence data website. The Company and Goldman Sachs also held management presentations for several potential buyers. Except as described below, none of these contacts or presentations proceeded beyond these initial conversations.

During this initial period, Goldman Sachs, at the request of the Company, as well as members of the Company’s management team, approached Company A, a company identified by the Company as particularly suitable as a potential acquisition. Although Company A was not receptive to the approach, Goldman Sachs and members of the Company’s management team would continue to have periodic discussions with Company A to explore a possible transaction with the Company.

In August 2007, a representative of Company B, a Stockholder of the Company, expressed an interest in purchasing all of the outstanding shares of common stock of the Company.

Also during the second half of 2007, Company C contacted the Company to discuss a potential business combination and the Company and Goldman Sachs held a management presentation for Company C.

Contemporaneously with these initial efforts to find an acquirer or joint venture partner, the Company made significant changes to its business operations beginning in late 2007 and continuing throughout 2008. In November 2007, the Company announced a shift in strategic focus resulting in changes to its corporate structure designed to (i) maximize cash flows from its product FUZEON®; (ii) continue to advance its drug candidate TRI-1144 and (iii) allow the Company to pursue strategic alternatives. In addition, on November 15, 2007, the Company appointed Martin A. Mattingly its new Chief Executive Officer.

On November 19, 2007, Andrew Graham, the Company’s Chief Financial Officer, and representatives of Goldman Sachs made a management presentation to Company B in New York City. In the first quarter of 2008, Company B advised the Company that it was no longer interested in pursuing an acquisition of the Company.

In January 2008, Dr. Mattingly received a request from a representative of Company D to meet to discuss a potential business combination. Dr. Mattingly met in North Carolina with representatives from Company D on February 14, 2008.

On February 21, 2008, the Board met in New York City. After a discussion with representatives of Goldman Sachs regarding its current efforts to identify potential acquisition partners, the Board determined that the objective of a possible strategic transaction should be the successful acquisition of the Company by a third party for the highest possible price per share.

On February 27, 2008, Dr. Mattingly received a request from Company D that the two parties execute a confidentiality agreement. On February 27, 2008, Dr. Mattingly, Mr. Graham and Michael A. Alrutz, the Company’s General Counsel, held a teleconference with representatives of Company D and its investment banker to discuss a due diligence and negotiation process for the possible acquisition of the Company by Company D.

On March 3, 2008, Drs. Mattingly and Alrutz, Mr. Graham, representatives of Goldman Sachs and a representative of Company D met via teleconference, during which meeting the representative of Company D preliminarily indicated that any possible acquisition of the Company by Company D would likely take the structure of a tender offer. The Company entered into a confidentiality agreement with Company D on March 26, 2008.

During a meeting of the Board on April 4, 2008, representatives of Goldman Sachs indicated that representatives from Company D continued to express interest and had requested another meeting. Company D reported that it was several weeks from securing financing to consummate its contemplated transaction with the Company.

On April 10, 2008, Drs. Mattingly and Alrutz and, Mr. Graham held a teleconference with Company E, which had expressed interest in partnering to develop the Company’s TRI-1144 drug candidate. Following an exchange of information, during this call, Company E indicated it was not interested in such a plan.

On April 18, 2008, Dr. Mattingly, representatives from Goldman Sachs and representatives from Company C met to discuss a possible acquisition of the Company by Company C. Company C expressed an interest in pursuing an acquisition of the Company subject to the Company modifying its business plan in accordance with specific proposals from Company C. The Company concluded that the proposed modifications were not feasible and so advised Company C.

On April 22, 2008, on a teleconference with the Company, representatives of Company D indicated the Company would receive an offer from Company D by the end of May 2008.

The Board met via teleconference on April 28, 2008, during which the Board was updated on the conversations with Company D. The Board also discussed the payment of a special dividend to Company Stockholders to further the Board’s goal of returning available cash to the Company’s Stockholders.

On May 8, 2008, the Board declared a special cash dividend of $1.50 per share of common stock. A total dividend payment of approximately $33 million was made on June 6, 2008 to the Company’s Stockholders of record on May 22, 2008. At the same meeting, the Board also authorized a share repurchase program pursuant to which the Company was authorized to purchase up to $17 million of common stock from time to time on the open market, in block trades or otherwise. The Board indicated both plans were consistent with the Board’s desire to return up to $50 million in value to the Company’s Stockholders during 2008.

During the month of June 2008, representatives from Company C continued to express to Dr. Mattingly an interest in a possible acquisition of the Company predicated on specific changes in the Company’s business model. On July 1, 2008, the Company again explored the possibility of making such changes to its business model and concluded that such changes were not feasible or in the best interests of the Company’s stockholders.

Representatives of Company D, its financial and legal advisors, and the Company held a conference call on July 8, 2008 to discuss the acquisition due diligence process. During the month of July, representatives of Company D, its legal and financial representatives, and the Company held numerous conference calls to discuss Company D’s acquisition and due diligence process and respond to questions raised by Company D and its advisors. On August 5, 2008, a representative of Company D indicated that the Company would receive an offer from Company D between September 18 and 25, 2008.

On October 6, 2008, Company D’s investment banker sent Dr. Mattingly an offer letter outlining an offer to acquire the Company for a purchase price of $4.50 per share (such price per share not taking into account the Company’s $1.00 per share special dividend paid in December 2008 and discussed below), subject to completion of due diligence and the negotiation of a definitive agreement.

The Board met on October 9, 2008, via teleconference to discuss this offer. During the meeting the Board determined to continue conversations with Company D, and authorized representatives of the Company to request a higher price per share and seek additional assurances regarding the ability of Company D to finance the acquisition.

On November 6, 2008, the Company entered into the Goldman Engagement Letter, a revised engagement letter with Goldman Sachs as described in Item 5 under the heading “Goldman, Sachs & Co.”

On November 6, 2008, Company D delivered an offer that included a reduced price of $4.00 per share (such price per share not taking into account the Company’s $1.00 per share special dividend paid in December 2008 and discussed below). Company D identified two investment funds as the source of its funding for the acquisition. Company D advised that the reduction in its offer price was a result of Company D’s (i) concern about declining FUZEON® sales and (ii) difficulties in obtaining adequate financing for the acquisition of the Company. During the next several days, the Company’s management spoke with a number of directors and representatives of Goldman Sachs to evaluate the revised offer.

On November 17, 2008, the Board met to consider the revised offer from Company D. The Board rejected the offer as inadequate.

During the next month, representatives of Goldman Sachs and financial representatives of Company D continued to discuss sources of financing for a possible acquisition of the Company by Company D. A representative of Company D indicated it was not likely Company D would be able to make an offer higher than $4.00 per share.

On December 9, 2008, the Board approved a special dividend of $1.00 per share of common stock. A total dividend payment of approximately $22 million was made on December 29, 2008 to Stockholders of record on December 19, 2008. In conversations with representatives of Company D, it was conveyed to the Company that in view of the $1.00 per share special dividend, any forthcoming offer from Company D would be reduced to be in the range of $3.00 per share.

During this time, the Company continued to implement its strategic plan to maximize the Company’s cash flow such that as of December 31, 2008, the Company had only four employees and no longer staffed a research and development function.

Representatives of the Company and Company D and their respective investment bankers continued to discuss a possible transaction throughout January 2009. Company D’s investment bankers continued to inform the Company that Company D would not be able to make an offer that was in excess of $3.00 per share.

On February 12, 2009, Dr. Mattingly and a representative of Company D had a teleconference during which the representative withdrew Company D’s expression of interest in an acquisition of the Company. The representative indicated Company D had lost its potential sources of financing for an acquisition of the Company.

At the end of February 2009, representatives of Goldman Sachs indicated to Dr. Mattingly that they had been advised that any offer from Company C would be less than $3.00 per share.

During the spring of 2009, the Company received occasional expressions of interest from persons previously affiliated with Company D who sought to enter into discussions regarding the acquisition of the Company independently. Dr. Mattingly held conference calls with these interested parties, as well as with representatives of Company D, but received no firm or detailed offers for purchase of the Company.

On July 3, 2009, Dr. Mattingly received an email inquiry from a representative of Company F, who was previously affiliated with Company D, requesting a meeting to discuss the possibility of a potential business combination.

Dr. Mattingly had a teleconference with the representative of Company F on July 7, 2009. The representative indicated Company F’s acquisition would be financed by an investor group that would invest in a Korean company that would, in turn, be the purchaser in an acquisition of the Company.

The Company and Company F entered into a confidentiality agreement on July 9, 2009.

On July 10, 2009, the Board met by teleconference and received an update on the status of the discussions with Company F.

Dr. Mattingly met with the Company F representative in San Diego, California, on July 13, 2009; at the meeting the representative indicated the offer would be for a potential aggregate acquisition price of $70 million (approximately $3.15 per share) with the possibility of contingent value rights for each share. During the meeting, the representative provided background information on potential investors and possible Korean acquisition companies. Dr. Mattingly agreed to discuss the proposed transaction with representatives of Goldman Sachs and the Board.

Shortly thereafter in July, at the direction of the Board, representatives of Goldman Sachs confirmed to the representative of Company F that the Company would be willing to participate in further discussions and negotiation regarding a potential acquisition by a Korean company, funded by Company F, but only if the offer consisted of a per share price of at least $3.50 per share plus a contingent payment right.

On July 17, 2009, Dr. Mattingly received an emailed expression of interest from Company F offering $3.00 per share plus certain contingent value rights to receive an amount per share to be determined and based upon the development of TRI-1144, subject to due diligence and negotiation of a definitive agreement.

On July 21, 2009, the Board met via teleconference to discuss the offer from Company F. The Board authorized Dr. Mattingly to continue conversations with Company F and to request a higher price per share.

Company F expressed to representatives of Goldman Sachs a revised offer of $3.50 per share plus certain contingent value rights on July 24, 2009.

Dr. Mattingly met with a representative of Company F in San Diego, California, on July 30, 2009, to discuss the possible acquisition of the Company by Company F. During the meeting the representative of Company F proposed either (i) a per share price of $3.50 with a contingent payment right of up to $0.50 per share, or (ii) a per share price of $3.25 with a contingent payment right of up to $1.00 per share. Dr. Mattingly indicated that the Board would be disinclined to accept the latter pricing, but that he would further discuss a $3.50 per share price with a contingent payment right of up to $0.50 per share with representatives of Goldman Sachs and the Board.

Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Company counsel, began preparing a draft Merger Agreement contemplating a tender offer by Company F for the acquisition of all shares of the Company’s outstanding common stock. On July 31, 2009, as requested by the Board, representatives of Goldman Sachs circulated WilmerHale’s initial draft of a proposed merger agreement to Company F and K&L Gates, LLP (“K&L Gates”), Company F’s transaction counsel.

On August 3, 2009, K&L Gates, Fried, Frank, Harris, Shriver & Jacobson LLP, the Company’s intellectual property counsel, and representatives of the Company and Company F held a teleconference to discuss and conduct due diligence on the Company’s intellectual property.

On August 6, 2009, Dr. Mattingly met with a representative of Company F in San Diego, California, to discuss the status of the transaction. Company F’s representative indicated that Company F’s due diligence efforts were focused on the evaluation of the Company’s intellectual property and that Company F would be willing to make a payment for employee and director stock options.

On August 10, 2009, representatives of Goldman Sachs and WilmerHale had a conference call with Drs. Mattingly and Alrutz to discuss the possible terms of the transaction and the Merger Agreement including a proposed reverse termination fee that would be payable to the Company should Company F not complete the transaction.

During the first two weeks of August, WilmerHale and K&L Gates, along with representatives from the Company and Company F, exchanged and negotiated drafts of a proposed merger agreement and a proposed escrow agreement and confirmed analysis of securities law and antitrust law issues.

On August 12, 2009, Dr. Alrutz and Mr. Graham of the Company met in New York City with representatives of the Company F, K&L Gates, Goldman Sachs and WilmerHale. The parties discussed the structure of a possible transaction, including the escrow of a reverse termination fee, a contingent payment right of up to $0.75 per share, or an increase in the per share consideration by $0.10 to $3.60 per share and the removal of contingent payment rights, and the payment of 50% of the Black-Scholes value of out of the money employee and director stock options. The parties also discussed the potential timing of the proposed transaction and the potential impact of any procedures or approvals required in Korea.

On August 13, 2009, K&L Gates and WilmerHale further discussed, but did not reach agreement on, the structure of the contingent payment right obligation and the potential triggers for payment under such rights, including whether such payment should be triggered upon execution of a licensing agreement for TRI-1114, commencement of phase II clinical trials for TRI-1144 or other conditions. K&L Gates sought to develop a valuation model for determining the appropriate up-front license payment and license terms which would trigger the contingent payment rights, in conjunction with continuing due diligence efforts.

On August 19, 2009, Drs. Mattingly and Alrutz and Mr. Graham, representatives of each of K&L Gates, WilmerHale, Goldman Sachs and a representative of Company F held a conference call to discuss the Merger Agreement and open issues remaining after the meeting held August 12, 2009, including a proposal by the Company for the elimination of any contingent payment right and an increase in the offer price per share to $3.60.

On August 20, 2009, Dr. Mattingly spoke with a representative of Company F to discuss Company F’s financing for the transaction.

Also on August 20, 2009, a representative of Company F indicated via email that Company F would agree to increase its offer to $3.60 per share with no contingent value rights.

On August 24, 2009, Drs. Mattingly and Alrutz and Mr. Graham, representatives of each of K&L Gates, WilmerHale, Goldman Sachs and a representative of Company F held a conference call to discuss the terms of the transaction, including the amount of a reverse termination fee. A similar call was held with the same parties on August 27, 2009, to discuss Company F’s contemplated financing and the structure of the transaction.

Following up on Goldman Sachs’ conversations with Company A, on August 27, 2009, Dr. Mattingly contacted Company A and was again advised by Company A that it did not intend to make an offer to purchase the Company.

Dr. Mattingly spoke with a representative of Company F on September 1, 2009. The representative advised Dr. Mattingly that Company F would be unable to finance the transaction. The representative of Company F indicated, however, that the representative understood that the Parent intended to seek to obtain financing to acquire the Company. The Parent’s Board of Directors (the “Parent Board”) and management had been evaluating potential acquisitions in support of the Parent’s reorganization and transition to the biotechnology industry as discussed in Section 8 of the Offer to Purchase—“Certain Information about Parent and Purchaser.” After completing initial diligence on the Company from publicly available materials, the Parent notified the representative of its interest in completing further diligence and requested this representative continue conversations with the Company directly regarding a potential transaction on its behalf.

Also on September 1, 2009, representatives of each of K&L Gates, the transaction counsel to the Parent, WilmerHale, the Company and Goldman Sachs held a conference call to discuss the Parent becoming the proposed purchasing entity and the terms of the transaction.

During the first week of September 2009, representatives of each of Goldman Sachs, WilmerHale and the Company performed a due diligence review of the Parent, including consultation with Korean counsel for the Company.

On September 4, 2009, Dr. Mattingly received a call from a representative of Company D indicating that Company D was again interested in making a possible offer for the Company, contingent on its being able to secure financing. Representatives of Goldman Sachs advised the Company that Company D’s financial advisors were indicating that any possible offer from Company D likely would not exceed $3.50 per share.

Between September 4, 2009 and September 14, 2009, Dr. Mattingly emailed and/or telephoned each member of the Board to summarize the terms of the proposed deal with the Parent as well as Company D’s latest indication of interest.

On September 7, K&L Gates circulated a proposed form of tender and support agreement for review by the Company, its directors and officers and WilmerHale, and related proposed revisions to the draft Merger Agreement.

On September 11, 2009, Sang-Baek Park, the Parent’s director, chief executive officer and main shareholder, along with Gang-Joon Yoon, the Parent’s auditor, a representative of HCube Advisors, Inc., a financial advisor to the Parent, and other representatives of Parent, traveled to Los Angeles, California and met with K&L Gates to discuss the Company and the terms of the pending acquisition negotiated to date, including the structure of the tender offer and cash-out merger proposed for all outstanding common stock of the Company, the pricing negotiated, and the time and processes required to complete the proposed transaction within applicable U.S. securities and other federal rules and regulations.

On September 14, 2009, Dr. Mattingly met in San Diego, California, with advisors to the Parent, including HCube Advisors, Inc., Mr. Park, and Young-Woo Jung, an investor in the Parent, during which the Parent provided information about its business and goals of an acquisition and its financial capabilities to complete an acquisition of the Company. Dr. Mattingly explained to the Parent’s representatives the history of the Company, the structure and function of its management and directors, the status of its development of TRI-1144, details on the sales of FUZEON®, the status of the Company’s pending litigation and the steps required for the Company to enter into a merger agreement.

On September 17, 2009, Drs. Mattingly and Alrutz, Mr. Graham, WilmerHale and representatives of Goldman Sachs spoke with representatives of the Parent and K&L Gates regarding the Parent’s financial capability to consummate the transaction. During the next week, WilmerHale and K&L Gates held conference calls to finalize the terms of the Merger Agreement and Dr. Mattingly spoke with representatives of the Parent to confirm the Parent’s financing for the transaction.

Between September 17, 2009 and September 23, 2009, Dr. Mattingly emailed and/or telephoned Board members to summarize the terms of the deal as negotiated with the Parent and its counsel.

On September 19, 2009, the Parent prepared and submitted to the Company and Goldman Sachs evidence of financial capability to complete the acquisition, including evidence of cash on hand in its accounts, commitments from investors, the market value of the Parent’s assets and other related information.

On September 21, 2009, the Parent executed a confidentiality agreement in favor of the Company with respect to the proposed transaction. Representatives of Goldman Sachs and the Company also requested that the Parent simplify the evidence of financial capability materials provided.

On September 22 and September 23, 2009, the Parent delivered evidence of financial capability to consummate for the transaction for review by the Company, WilmerHale and Goldman Sachs. On September 23, 2009, WilmerHale and K&L Gates had further discussions regarding the draft disclosure schedules to the Merger Agreement and sought to resolve remaining diligence inquiries between the parties.

On September 24, 2009, Dr. Mattingly received an update from a representative of Company D that indicated it was still trying to obtain committed financing in order to make an offer for the Company.

Also on September 24, 2009, K&L Gates and WilmerHale met via teleconference to discuss the terms of the Merger Agreement. Later on September 24, 2009, WilmerHale met with a representative of the Parent in Washington, D.C. to discuss the proposed transaction.

On September 25, 2009, executives from the Company and the Parent, and representatives from Goldman Sachs, K&L Gates and WilmerHale participated in a conference call further discussing the evidence of financial capability provided by the Parent and additional financing information requested by the Company. The parties also confirmed that the draft escrow agreement was in final form for execution by the parties just prior to or in conjunction with the Merger Agreement. The Parent then remitted $12 million to the Purchaser’s bank account at Nara Bank in Los Angeles, California, to be further wired to the proposed escrow account maintained by Bank of New York Mellon.

During the week of September 28, 2009, Dr. Mattingly spoke with all of the Board members to update them on the current status of negotiations with the Parent. Notice of a Board meeting to be held on October 1, 2009 was provided on September 29, 2009. The agenda for the meeting was a discussion of the draft Merger Agreement and other related documents, copies of which were distributed to the Board on September 30, 2009.

On October 1, 2009, pursuant to the Escrow Agreement entered into by the Company and the Parent on October 1, 2009, the Purchaser wired $12 million to the escrow account maintained by Bank of New York Mellon. These escrowed funds serve as the source for payment of the reverse termination fee to the Company if such fee becomes payable under the terms of the Merger Agreement.

Later on October 1, 2009, a meeting of the Board was convened to evaluate the proposed transaction with the Parent. At the meeting Goldman Sachs reviewed with the Board its financial analysis of the $3.60 per Share consideration and delivered to the Board an oral opinion (which was confirmed by delivery of a written opinion dated October 2, 2009) to the effect that, as of the date of the written opinion and based on and subject to various assumptions, matters considered and limitations described in Goldman Sachs’ opinion, the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See Item 4 (“The Solicitation or Recommendation—Opinion of Goldman, Sachs & Co”).

Representatives of WilmerHale also reviewed with the Board the terms of the Merger Agreement, which was provided to members of the Board on September 30, 2009. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to the Parent’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the Top-up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and the Parent, the amount of the proposed termination fee (which was proposed to be $3.2 million or approximately 4% of the value of the aggregate consideration for the acquisition), and the Company’s remedies in the event of a breach of the Merger Agreement by the Parent, including the terms of the reverse termination fee payable to the Company under certain circumstances. It was noted that there were no open issues in the Merger Agreement. Also at this meeting representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction.

The Board engaged in additional deliberations and after these deliberations, which included consideration of the proposed terms of the Merger Agreement and the factors described under “Reasons for the Recommendation,” the Board adopted resolutions declaring the Merger Agreement and all of the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its Stockholders, and recommended that the Stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of Stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

On October 1, 2009, the Parent Board convened and approved the Merger Agreement and the transactions contemplated thereby.

On October 2, 2009, the Merger Agreement was executed by the Company, the Parent and the Purchaser, and thereafter, the Company and the Parent issued a joint press release announcing the execution of the Merger Agreement. Following issuance of such press release, trading in the Company’s stock was temporarily halted by Nasdaq.

On October 19, 2009, the Purchaser and the Parent initiated the Offer.

(c)	Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board consulted with senior management and legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the transactions contemplated thereby (if applicable), the Board considered the following material factors:

•

The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009) in a volatile and unpredictable business environment.

•	Company Financials. The Board’s understanding of the historical and prospective operating environment and financial performance of the Company.

•

Review of Strategic Alternatives. The Board’s belief that the Tender Offer and the Merger represented the surest and best prospect for enhancing stockholder value, based on the Board’s assessment, after consultation with the Company’s management and legal and financial advisors, of the other strategic alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the Offer and the Merger (including the ability to consummate the possible transaction discussed with Company D), Goldman Sachs’ contact of numerous market participants on a confidential basis to determine if such parties had an interest in exploring a strategic transaction with the Company, the unsuccessful results of such market check, and the possibility of remaining an independent company), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and the Board’s view that the Offer and Merger present a superior opportunity to any such reasonably available alternatives.

•

Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•	the Company’s dependence on a third party for manufacturing and sales of its product;

•	the unprecedented volatility of equity capital markets in the past 12 months;

•

the fact that the Company has a single product candidate TRI-1144, the development (including required regulatory approvals) and commercialization of which would require additional capital or partnership with a third party;

•	the competitive pharmaceutical business development landscape;

•	the maintenance and protection of the Company’s intellectual property rights; and

•	the effect of competition on sales of the Company’s key product.

•

Unpredictability of Future Operating Environment. The limitations on the Company’s ability to predict its future operating environment due to numerous factors, including its ability to independently move its product candidate TRI-1144 to its next development milestone, the outcome of a certain pending legal action, the ability to receive regulatory approvals for product candidates and the effect of competing products that may be introduced into the market place.

•

Lack of Definitive Competing Proposal. The fact that no company submitted a competitive proposal to acquire, merge with or complete any strategic transaction with the Company at any time during the period such parties were in discussions with the Parent about a possible business combination transaction, and the fact that only Company D continued to express an interest in submitting a proposal to acquire the Company during this same period.

•

Low Likelihood of Third Party Interest. The Board’s view as to the likely interest of third parties to enter into strategic relationships with the Company or to acquire the Company on terms more favorable than those offered by the Parent, including the fact that a confidential market check performed by Goldman Sachs, at the request of the Board, did not result in any significant interest in acquiring the Company and the determination by Company D that the per share value it would consider offering would not match the Parent’s offer of $3.60 per share.

•

Negotiations with the Parent. The course of discussions and negotiations between the Company and the Parent, resulting in an increase in the cash consideration per Share and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per share that the Parent was willing to pay and that these were the most favorable terms to the Company to which the Parent was willing to agree.

•

Financial Strength of the Parent. The fact that the Parent represented that it has and will have available to it at the expiration of the Offer and at the Effective Time, cash and cash equivalents sufficient to pay for all the Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement and that the transactions are not subject to the Parent’s ability to obtain third-party financing.

•

Premium to Market Price. The fact that the $3.60 price to be paid for each Share represented a 40.1% premium over the average closing price of the Shares for the approximate one-month period prior to September 30, 2009, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, a 55.8% premium over the average closing price of the Shares for the approximate three-month period prior to September 30, 2009, and a 65.6% premium over the average closing price of the Shares for the approximate six-month period prior to September 30, 2009.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including:

•

the provision for a two-step transaction structure, with the Offer, including the obligation of the Purchaser to exercise the Top-Up Option, followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•

the fact that the Merger Agreement provides that, under certain circumstances, the Parent would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration date;

•

the conditions to the closing of the Offer and the Merger and the likelihood of such conditions being satisfied, including the absence of any financing or Parent stockholder approval condition to the Parent’s obligation to complete the Offer;

•

the ability of the Company, under certain circumstances specified in the Merger Agreement, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited written proposal for an acquisition transaction;

•	the placement of a “reverse termination fee” of $12 million in an escrow account by the Parent and the Purchaser and payable to the Company in the circumstances set forth in the Merger Agreement;

•

the Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with the acceptance of a superior offer, subject to payment of a termination fee of $3.2 million;

•

the fact that provisions allowing for the payment of specified sums for options considered “out of the money,” consented to by the Parent, are not required by the terms of the respective Company Stock Plans and provide additional compensation to certain executives and directors (and some former executives and directors); and

•

the Board’s belief that the termination fee of $3.2 million payable to the Parent in the circumstances set forth in the Merger Agreement is reasonable and customary in the context of termination fees that are payable in other comparable transactions of this type and are not likely to preclude or unreasonably deter another party from making a superior acquisition proposal.

•

Opinion and Financial Presentation of Goldman Sachs. The financial presentation, dated October 1, 2009, of Goldman Sachs and the opinion, dated October 2, 2009, of Goldman Sachs to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the Offer Price to be paid to holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Goldman, Sachs & Co.” The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached hereto as Annex B.

•

Certainty of Value. The fact that the Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transaction, that the Parent agreed to proceed quickly towards the closing of the Merger and that the Parent’s and the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject only to limited conditions.

•

Appraisal Rights. The fact that the Company’s Stockholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger and demand appraisal of the fair value of their Shares under the DGCL.

•

Absence of Significant Regulatory Approvals. The absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the nature of the transaction as a cash transaction will prevent current Stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and Stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations.

•

Effect of Failure to Complete Transactions. The possibility that if the Offer and the Merger and other contemplated transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers and business partners after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors and officers will have expended considerable time and effort to consummate the transactions.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the time when the Purchaser accepts for payment and pays for Shares constituting a majority of the Shares then outstanding pursuant to the Offer, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, which may delay or prevent the Company from undertaking business opportunities that could arise prior to the appointment of the Purchaser’s designees to the Board.

•	Potential Superior Offers. The possibility that another party might have been willing to pay a higher purchase price for the Company than the $3.60 per Share price agreed to by the Parent.

•

Restrictions on Competing Proposals. The fact that the Merger Agreement imposes restrictions on the Company’s ability to solicit or enter into any discussion or agreement concerning competing proposals, and the fact that the Company would be obligated to pay the termination fee of $3.2 million to the Parent under specified circumstances.

•

Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the other Stockholders, including, among other things, the vesting of Options and Restricted Shares and the potential cash payments payable to certain executives at the completion of the Merger in the event that their employment agreements are terminated. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

•	Tax Issues. The fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. Federal income tax purposes.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Stockholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. Other than as described under “Background of the Transaction,” the Board did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the Board was aware.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Tender Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of the Company and its Stockholders. Rather, the Board conducted an overall review of the factors described above, including discussion with Trimeris’ management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that certain factors considered by the Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in this Schedule 14D-9.

(d)	Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he has sole dispositive power pursuant to the Tender and Support Agreement, with the majority of such tenders to be pursuant to the Tender and Support Agreement.

(e)	Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board that, as of October 2, 2009 and based upon and subject to the factors and assumptions set forth therein, the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 2, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Escrow Agreement;

•	annual reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2008;

•	certain interim reports to Stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its Stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the internal financial analyses and forecasts for the Company prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction (as defined in the opinion) will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Parent or the ability of the Company or the Parent to pay its obligations when they come due. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2009 and is not necessarily indicative of current market conditions.

Illustrative Implied Premia Analysis.

Goldman Sachs reviewed the historical trading prices and volumes for the Company common stock for the period from December 29, 2008 (the date on which the Company paid its last special dividend of $1.00 per share) through September 30, 2009. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the prices of the Shares on September 30, 2009, on selected dates and over selected periods. The following tables present the results of this analysis:

Historic Share Price	Spot Share Price	Premium Based on $3.60 per Share Offer
Current Price (as of September 30, 2009)	$2.44	47.5%
1 Week Prior (September 23, 2009)	$2.79	29.0%
1 Month Prior (August 30, 2009)	$2.47	45.7%
3 Months Prior (June 30, 2009)	$2.02	78.2%
6 Months Prior (March 30, 2009)	$1.67	115.6%
Price as of December 30, 2008	$1.36	164.7%

Trailing Average	Average Share Price	Premium Based on $3.60 per Share Offer
1 Week (September 23, 2009)	$2.68	34.5%
1 Month (August 30, 2009)	$2.57	40.1%
3 Months (June 30, 2009)	$2.31	55.8%
6 Months (March 30, 2009)	$2.17	65.6%
Since December 30, 2008	$1.87	92.2%

Illustrative Discounted Cash Flow Analysis.

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using certain internal financial analyses and forecasts for the Company prepared by its management for Goldman Sachs’ use and approved for Goldman Sachs’ use by the Company. Due to the 2007 suspension of the TRI-1144 development program, combined with the facts that Company management no longer included TRI-1144 in its internal forecasts, the Company was unable to find a suitable development partner for the compound and there are no available current research analyst forecasts or other third party assessments of the compound, Goldman Sachs was unable to ascribe a value to the Company relating to the TRI-1144 program.

Using Company management’s internal forecasts, Goldman Sachs calculated indications of the present value of free cash flows for the Company for the years 2009 through 2021 using discount rates ranging from 16.0% to 19.0% (derived based on a weighted average cost of capital analysis) and discounted to October 1, 2009 using mid-year convention and the results of a sensitivity analysis of the annual change in incremental sales (as per management forecasts) ranging from (2.0)% to 2.0%. Assuming a terminal value for the Company of zero, Goldman Sachs used the present value of the free cash flows for the years 2009 to 2021 to arrive at the implied present enterprise value for the Company. Goldman Sachs then calculated the implied equity value for the Company, assuming no debt, by adding the net cash per Company management’s forecasts to the implied enterprise value for the Company. This analysis resulted in illustrative per share values ranging from $3.15 to $3.64.

Selected Transactions Analysis.

Goldman Sachs analyzed certain information relating to the following selected transactions in the biopharmaceutical industry since 2004 with transaction equity values ranging from $50 million to $147 million. These transactions (listed by target/acquirer and date of announcement) were:

•	Monogram Biosciences, Inc. / Laboratory Corporation of America Holdings (June 2009)

•	CuraGen Corporation / Celldex Therapeutics, Inc. (May 2009)

•	IDM Pharma, Inc. / Takeda America Holdings, Inc. (May 2009)

•	Memory Pharmaceuticals Corp. / Hoffmann-La Roche Inc. (November 2008)

•	Pharmacopeia, Inc. / Ligand Pharmaceuticals Incorporated (September 2008)

•	ARIUS Research Inc. (Canada) / Hoffmann-La Roche Ltd. (July 2008)

•	SGX Pharmaceuticals Inc. / Eli Lilly & Co. (July 2008)

•	Barrier Therapeutics, Inc. / Stiefel Laboratories, Inc. (June 2008)

•	Renovis, Inc. / Evotec AG (September 2007)

•	EvoGenix Ltd. (Australia) / Peptech Ltd. (May 2007)

•	Praecis Pharmaceuticals Inc. / GlaxoSmithKline plc (February 2007)

•	Zenyth Therapeutics Ltd (Australia) / CSL Ltd. (July 2006)

•	Xenogen Corporation / Caliper Life Sciences, Inc. (February 2006)

•	Orphan Medical, Inc. / Jazz Pharmaceuticals, Inc. (April 2005)

•	Epoch Biosciences, Inc. / Nanogen, Inc. (September 2004)

For each of the selected transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to the closing prices per share of the target one day, one week and one month prior to the announcement date and the average closing prices per share of the target one month and three months prior to the announcement date. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions			Trimeris Implied Premium at $3.60 Price per Share
	Range	Mean	Median
Premium to 1 Day Prior	3% - 319%	76%	44%	48%
Premium to 1 Week Prior	3% - 307%	75%	41%	29%
Premium to 1 Month Prior	(29)% - 825%	97%	43%	46%
Premium to 1 Month Prior Average	(31)% - 157%	51%	47%	40%
Premium to 3 Month Prior Average	(47)% - 182%	55%	43%	56%

Selected Company Trading Multiples Analysis.

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry:

•	Cypress Bioscience, Inc.

•	Idenix Pharmaceuticals, Inc. (pro forma for a follow-on offering of approximately $23 million gross proceeds)

•	Inspire Pharmaceuticals, Inc. (pro forma for a follow-on offering of approximately $115 million gross proceeds)

•	Progenics Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data available as of September 30, 2009. The multiples and ratios of the Company were calculated using the Company common stock closing price on September 30, 2009 and were based on information provided by the Company’s management. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and information obtained from SEC filings and IBES estimates and/or other Wall Street research.

With respect to the selected companies, Goldman Sachs calculated enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated revenue for calendar years 2009 and 2010 and compared these multiples to the results for the Company. The following table presents the results of this analysis:

Enterprise Value as a multiple of:	Selected Companies			Trimeris as of 9-30-09	Offer Price of $3.60 per Share
	Range	Mean	Median
2009E Revenue	1.4x-9.9x	5.1x	4.7x	1.3x	3.0x
2010E Revenue	1.7x-6.8x	3.7x	3.2x	1.2x	2.9x

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view, to the holders of Shares (other than the Parent and its affiliates), from a financial point of view of the $3.60 per Share in cash to be paid pursuant to the Merger Agreement to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The per Share consideration of $3.60 in cash to be paid to the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and the Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement and recommend the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs also may provide investment banking and other financial services to the Company, the Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated November 6, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $2.5 million, a principal portion of which is payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

For a description of the terms of Goldman Sachs’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Goldman, Sachs & Co.

Pursuant to the Goldman Sachs engagement letter dated November 6, 2008 (the “Goldman Engagement Letter”), the Company has agreed to pay Goldman Sachs a fee, of approximately $2.5 million, of which $200,000 was payable as a retainer fee and the remainder is payable at the time the Transaction is consummated. In addition, the Company also agreed to reimburse Goldman Sachs for all reasonable and documented out-of-pocket expenses reasonably incurred by Goldman Sachs under the Goldman Engagement Letter, including the fees and disbursements of its legal counsel. The Company also agreed to indemnify Goldman Sachs and related parties against certain liabilities relating to or arising out of its engagement.

Additional information pertaining to the retention of Goldman Sachs by the Company is set forth in Item 4 under the heading “Opinion of Goldman, Sachs & Co.”

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Shares have been effected during the last 60 days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Appraisal Rights.

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder’s Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Appraisal Shares”) will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares may be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares and the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. Holders of Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and Merger, are not opinions as to fair value under Section 262 of the DGCL. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided in the DGCL, the Shares of such Stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A Stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price.

The Company shall promptly notify the Parent in writing of any written demands received by the Company for appraisal of any Shares, and the Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)	Regulatory Approvals.

State Takeover Statutes. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, and the other transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of October 2, 2009; therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated thereby.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, the Company will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and the Parent and the Purchaser may be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Parent and the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 1 of the Offer to Purchase titled “Terms of the Offer” and Section 15 of the Offer to Purchase titled “Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and related rules and regulations that have been issued by the Federal Trade

Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger, the acquisition of Shares thereby and the characteristics of the Parent, the Purchaser and the Company do not satisfy the size of transaction and comparative size of parties tests applicable under the HSR Act that would otherwise require a disclosure filing and adherence to the waiting period. The Parent, the Purchaser and the Company have not made, and do not currently intend to make, any filing with the FTC and/or the Antitrust Division with respect to the Offer, the Merger or other transactions, but will continue to evaluate whether any such filing becomes applicable and if so, take appropriate actions at such time to satisfy such regulatory requirements.

Other Foreign Laws. The Parent is a corporation formed under the laws of Korea and conducts business in Korea, where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. The Parent is analyzing the applicability of any such laws and currently intends to take such action as may be required or desirable to ensure compliance. If any such laws are applicable and when complied with have the effect of prohibiting the consummation of the Offer or the Merger or making such transactions illegal, or any foreign governmental entity effects a law or takes an action prior to the completion of the Offer resulting in such effect, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of the Offer to Purchase titled “Certain Conditions of the Offer.”

(c)	Top-Up Option.

The summary of the Top-Up Option in Section 11 of the Offer to Purchase titled “The Transaction Agreements—The Merger Agreement—Top-Up Option” is incorporated herein by reference.

(d)	Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the merger after consummation of the Offer without a vote by the Stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the merger. In the event the Purchase acquires a majority of the Shares outstanding, after the purchase of the Shares by the Purchaser pursuant to the Offer, the Purchaser (together with the Parent) will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other Stockholder. The Company has granted an option to the Purchaser, exercisable under certain circumstances, to purchase Shares if, after the exercise of the option, the Purchaser would hold enough shares to effect a short form merger pursuant to Section 253 of the DGCL. See the description of the option in paragraph (d) above.

(e)	Section 14(f) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s Stockholders as described in the Information Statement, and is incorporated herein by reference.

(f)	Financial Projections.

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections due to the significant unpredictability of the underlying assumptions and estimates. However, the management of the Company prepared certain projections of revenue, income and cash flow data for future periods (the “Projections”) for use by Goldman Sachs in connection with its review and analyses in arriving at its opinion and is now including the Projections in this Schedule 14D-9 to provide Stockholders access to this information because it was provided to Goldman Sachs. The inclusion of this information should not be regarded as an indication that Goldman Sachs or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual results as further discussed below under the heading “General Discussion Regarding Projections.”

The Projections were prepared by the management of the Company and provided to Goldman Sachs and are based on, among other things, the following assumptions:

•	the Projections are based on projected worldwide sales of FUZEON® through 2021, which is the end of FUZEON®’s patent life;

•	royalty and other obligations would be paid as specified in existing contracts;

•	the Company would pay taxes at a tax rate consistent with industry standards as a fully taxed entity with minimum tax shield from net operating losses;

•	the Projections attribute no value from the product candidate TRI-1144; and

•	numerous other assumptions with respect to general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business.

These assumptions regarding future events are difficult to make and actual results are affected by factors beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the Projections will prove to be accurate and actual results may vary materially from those contained in the Projections.

	Fiscal Year Ending December 31,
	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Worldwide FUZEON® Sales Revenue ($mm)	124	126	128	138	143	140	87	61	43	31	12	6	4
Cash Income Before Tax ($mm)	11.2	13.2	17.0	18.6	19.3	18.8	9.9	5.5	2.5	0.4	(2.2)	(3.3)	(3.9)
Unlevered free cash flow ($mm)	7.4	8.7	11.2	12.2	12.7	12.4	6.6	3.8	1.8	0.4	(2.2)	(3.3)	(3.9)

(iii)	General Discussion Regarding the Projections.

The Company’s non-public business and financial information and projections that the Company provided to Goldman Sachs in connection with financial analysis conducted by Goldman Sachs, were provided solely in connection with such utilization and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will be correct.

The Projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and the continuing turmoil in general economic conditions creates significant uncertainty around the Projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Since the Projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year.

The Projections were prepared solely for internal use by the Company and Goldman Sachs and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified

Public Accountants for preparation and presentation of prospective financial information. The Projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the Projections do not take into account any circumstances or events occurring after August 18, 2009, the date they were prepared. There can be no assurance that the announcement of the Offer and the Merger will not cause the Company’s customers to delay or cancel purchases of FUZEON®, the Company’s only product pending the consummation of the Offer and the Merger or the clarification of the Parent’s or the Purchaser’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales could adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the ability of the Company to achieve the results reflected in such financial projections could be adversely affected by the termination of the Merger Agreement and the transactions contemplated thereby.

The Company has made publicly available its actual results of operations for the quarter ended March 31, 2009 and for the quarter ended June 30, 2009. Stockholders should review the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC (the “June 30 10-Q”) to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the Projections set forth above. No one has made or makes any representation to any Stockholder regarding the information included in these projections.

The Company expects there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the June 30 10-Q. All projections and forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the June 30 10-Q. The inclusion of the Projections herein should not be regarded as an indication that the Projections will be necessarily predictive of actual future events, and they should not be relied on as such. However, the Company’s management informed Goldman Sachs that the Projections set forth above are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with the Company’s consent, Goldman Sachs relied upon in performing its analysis.

Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

The Company’s Stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

(g)	Forward-Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed transaction between the Company and the Parent, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about Company’s managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether the Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the SEC including, without limitation, the risk factors detailed in the Company’s June 30 10-Q, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.

ITEM 9.	EXHIBITS.

INDEX TO EXHIBITS

Exhibit No.
Exhibit (a)(1)	Offer to Purchase dated October 19, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by the Parent and the Purchaser with respect to the Company on October 19, 2009 (the “Schedule TO”)).

Exhibit (a)(2)	Letter of Transmittal dated October 19, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(3)	Press Release issued by the Company and the Parent dated October 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K of the Company, File No. 005-52299, filed with the SEC on October 5, 2009).

Exhibit (a)(4)	Summary Newspaper Advertisement published in The Wall Street Journal on October 19, 2009 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

Exhibit (a)(5)	Letter to Stockholders of the Company dated October 19, 2009.

Exhibit (a)(6)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit (a)(7)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit (a)(8)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(10)	Press Release issued by the Company dated October 14, 2009 (incorporated by reference to the Company’s 14D-9C filed with the SEC on October 14, 2009).

Exhibit (a)(11)	Press Release issued by the Company and the Parent dated October 19, 2009 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of October 2, 2009, among the Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 005-52299, filed with the SEC on October 5, 2009).

Exhibit (e)(2)	The Information Statement of the Company, dated as of October 19, 2009 (included as Annex A to this Schedule 14D-9).

Exhibit (e)(3)	Confidentiality Agreement between the Parent and the Company, dated as of September 21, 2009.

Exhibit (e)(4)	Tender and Support Agreement among the Parent and certain Company Stockholders and holders of Company Stock Options, dated as of October 2, 2009.

Exhibit (e)(5)	Escrow Agreement among the Parent, the Company and Bank of New York Mellon as Escrow Agent, dated as of October 1, 2009.

Exhibit (e)(6)	Executive Employment Agreement by and between the Company and Martin A. Mattingly (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(7)	Executive Employment Agreement by and between the Company and Andrew L. Graham (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit No.
Exhibit (e)(8)	Executive Employment Agreement by and between the Company and Michael A. Alrutz (incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(9)	Trimeris, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(10)	Trimeris, Inc. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(11)	Trimeris, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(12)	Trimeris, Inc. 2007 Stock Incentive Plan—Form of Option Agreement (incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(13)	Trimeris, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.49 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(14)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(15)	Trimeris, Inc. Incentive Pay Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (e)(16)	Amended and Restated Severance Pay Plan, effective December 3, 2006 (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit (g)	None

Annex A	The Information Statement of the Company dated as of October 19, 2009.
Annex B	Opinion of Goldman, Sachs & Co. dated October 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/S/ MICHAEL A. ALRUTZ
Name:	Michael A. Alrutz
Title:	General Counsel

Dated: October 19, 2009

ANNEX A

TRIMERIS, INC.

2530 MERIDIAN PARKWAY, 2nd FLOOR

DURHAM, NORTH CAROLINA 27713

(919) 806-4682

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about October 19, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Trimeris, Inc. (the “Company”), with respect to the tender offer by RTM Acquisition Company (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent” or “Arigene”), to holders of the Company’s common stock, par value $0.001 per share (collectively, the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the board of directors of the Company (the “Board”).

BACKGROUND

On October 2, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Parent and the Purchaser. Pursuant to the Merger Agreement, the Purchaser has commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $3.60 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Purchaser’s Offer to Purchase dated October 19, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on November 16, 2009, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and the Parent with the Securities and Exchange Commission (the “SEC”) on October 19, 2009.

The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of the Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on October 19, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Information set forth herein relating to the Parent, the Purchaser or the Board Designees (as defined below) has been provided by the Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on October 19, 2009. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2009, or any later time to which the Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY THE PURCHASER

Right to Designate Directors

The Merger Agreement provides that, after the Purchaser accepts for payment and pays for Shares constituting a majority of the Shares then outstanding tendered pursuant to the Offer, the Purchaser will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares beneficially owned by the Parent and the Purchaser bears to the total number of Shares outstanding (on a fully diluted basis). The Company will use all commercially reasonable efforts to cause the Purchaser’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all reasonable actions necessary to cause individuals designated by the Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of directors of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law; provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to the Parent’s designation of the Board Designees or who were appointed to the Board as described in the following sentence (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, stockholder, employee of the Parent or any of its subsidiaries or are “independent directors” of the Company for purposes of Nasdaq Marketplace Rule 4200(a)(15) as in effect on the date hereof, to fill the vacancy left by such departed Continuing Director.

Following the election or appointment of the Purchaser’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any (i) amendment or modification of the Merger Agreement, (ii) termination of the Merger Agreement by the Company, (iii) extension of time for performance of any of the obligations of the Parent or the Purchaser thereunder, (iv) waiver of any condition to the Company’s obligations thereunder, (v) exercise or waiver of the Company’s rights or remedies thereunder, (vi) amendment to the Company’s certificate of incorporation or bylaws, (vii) authorization of any agreement between the Company and any of its subsidiaries, on the one hand, and the Parent, the Purchaser or any of their Affiliates on the other hand or (viii) taking of any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby.

Information with respect to the Board Designees

As of the date of this Information Statement, the Purchaser has not determined whom it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the

“Potential Designees”). The Parent has advised the Company that the Potential Designees have consented to serve as directors of the Company if so designated. The Parent has advised the Company that none of the Potential Designees currently is a director of, or holds any position with, the Company. The Parent has also advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. The Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following table, prepared from information furnished to the Company by the Parent, sets forth brief biographies with respect to the Potential Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Arigene Co., Ltd., 83-25, Nonhyun-Dong, Kangnam-Gu, Seoul 135-010 Korea and each Potential Designee is a citizen of Korea.

The Parent has advised the Company that there are no family relationships between any Company director or executive officer and the Potential Designees.

Name	Age	Principal Occupation and Five-Year Employment History
Sang-Baek Park	40

Director and Chief Executive Officer of the Parent since August 2009.

Mr. Park has also been a director since 2008 and was from 2008 to September 2009, the chief executive officer of Corebit, Co., Ltd., a KOSDAQ-listed company involved in the research and development of medical equipments products. Prior to joining the Parent and Corebit Co, Ltd., from 2006-2008, he served as the chief executive officer of Infobrain Co., Ltd., an information technology company. From 2000 to 2008. Mr. Park also served as the chief executive officer of Neozen Corporation, a trading company. Prior to that he was employed at Hyundai Motor Company from 1995 to 2000. Mr. Park graduated from Dan Kook University with a B.A. in International Business.

Kang-Joon Yoon	49	Dr. Yoon is a trained and practicing neurosurgeon and since 2001, has been the president of St. Peter’s Hospital in Korea, which specializes in the treatment of brain, spine and joint-related diseases. Since 2005, he has also served as chief executive officer of MediLarva Tech Co., Ltd., which conducts research concerning the commercialization of medical application of maggots. Dr. Yoon is a lifetime member of the Korean Society of Spinal Neurosurgery and the Korean Society of Cerebrovascular Neurosurgery. Since 2007 he has also served as an advising doctor to Korea Industrial Accident Compensation Insurance and as an honorary president at Húnchūn City Hospital in China. He served as an exchange professor at Yale University from 1997 to 1998. Dr. Yoon served as a professor at the College of Medicine of Hallym University in Korea from 1995 to 2008. He graduated from the School of Medicine at Pusan National University in Korea with a B.S. in medicine in 1984. Dr. Yoon was awarded the “26th Spring Science Forum Award” from the Korean Neurosurgical Society in 2008.

Name	Age	Principal Occupation and Five-Year Employment History
Hyoung Min Kim	39	Mr. Kim has been a managing director of SiLK & Company (formerly H Cube Advisors Inc.), a financial advisory firm focusing on small-to-mid cap companies in Korea, including the Parent, since January 2009. He has also served as a director at Oklin Inc., an organic waste process equipment manufacturer, since 2007. Prior to joining SiLK & Company, from 2006 to 2008, Mr. Kim served as a managing director and Chief Financial Officer of Brookdale Inc., a financial advisory firm. He also served as a director and Chief Financial Officer of EcoEnergy Holdings Co., Ltd., a KOSDAQ-listed biogas project developer from 2007 to 2008. Prior to that, he served as an executive director at Orion & Company, a management consulting firm in Korea, and at investment banking division of Lehman Brothers in Seoul and Hong Kong offices. From 1996 to 2000, he was employed as an investment and loan officer at Korea Long Term Credit Bank and Korea Exchange Bank. Mr. Kim holds a B.S. in business administration from the University of Southern California and received his M.B.A. from the Wharton School of the University of Pennsylvania.

The Parent has advised the Company that none of the Potential Designees listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 60,000,000 Shares, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on September 30, 2009, there were 22,349,841 Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names, ages and positions of our current directors and executive officers, as of October 19, 2009.

Name	Age	Position
Felix J. Baker, Ph.D.(2)	40	Director
Julian C. Baker(2)(3)	43	Director
Arthur B. Cohen	47	Director
Stephen R. Davis(1)(3)	48	Director
Joseph P. Healey	43	Director
Barry D. Quart, Pharm.D.(1)(2)	52	Director
James R. Thomas(1)	58	Director
Martin A. Mattingly, Pharm.D.	52	Chief Executive Officer and Director
Andrew L. Graham	39	Chief Financial Officer
Michael A. Alrutz, J.D., Ph.D.	40	General Counsel

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination and Governance Committee

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of the Company, no director or officer is a party adverse to the Company or its subsidiaries in any material proceedings, nor has a material interest adverse to the Company or its subsidiaries. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Directors

Felix J. Baker, Ph.D. has served as a director of the Company since April 2004. Dr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Julian Baker, founded in 2000. Dr. Baker’s firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly-traded life sciences companies. Dr. Baker’s career as a fund manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch family. He is also a director of Conjuchem Inc. and Seattle Genetics, Inc. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school.

Julian C. Baker has served as a director of the Company since April 2004. Mr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Felix Baker, Ph.D., founded in 2000. Mr. Baker’s firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly-traded life sciences companies. Mr. Baker’s career as a fund manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch family. Previously, Mr. Baker was employed from 1988 to 1993 by the private equity investment arm of Credit Suisse First Boston Corporation. He is also a director of Incyte Corporation, Neurogen Corporation, and Genomic Health, Inc. Mr. Baker holds an A.B. magna cum laude from Harvard University.

Arthur B. Cohen was appointed to the Company’s Board on February 8, 2008. Mr. Cohen is a founder of, and Co-Chief Executive Officer and Portfolio Manager at, HealthCor Management, L.P. Prior to establishing HealthCor in September 2005, Mr. Cohen acted as a Portfolio Manager for S.A.C. Capital Advisors, LLC from January 2000 until March 2005. From 1995 until 2000, Mr. Cohen was responsible for healthcare investments as a Managing Director at Tiger Management, and from 1993 to 1995, he was employed as an Investment Officer at J&W Seligman. Mr. Cohen was also employed as a Vice President at the Bank of New York from 1991 until 1993 and was an Assistant Portfolio Manager of the M.S.B. Fund from 1987 to 1991. Mr. Cohen is a Chartered Financial Analyst. Mr. Cohen graduated from the University of Virginia in 1983 with a B.A. degree in Commerce and received his M.B.A. in Banking and Finance from Hofstra University in 1986.

Stephen R. Davis has been a director since June 2007. Mr. Davis has been President and Chief Executive Officer of Neurogen Corporation since February 2008. Prior to being named CEO, Mr. Davis served as Chief Operating Officer of Neurogen beginning in April 2005 and Vice President from September 2001 through April 2005. Mr. Davis is also a director of Neurogen. Mr. Davis joined Neurogen in 1994 as Vice President of Finance and Chief Financial Officer. From 1990 through June 1994, Mr. Davis was employed by Milbank, Tweed, Hadley & McCloy LLP as a corporate and securities attorney. Previously, Mr. Davis practiced as a Certified Public Accountant with Arthur Andersen & Co. Mr. Davis received his B.S. in Accounting from Southern Nazarene University and a J.D. from Vanderbilt University.

Joseph P. Healey was appointed to the Board on February 8, 2008. Mr. Healey is a founder of, and Co-Chief Executive Officer and Portfolio Manager at, HealthCor Management, L.P. Prior to establishing HealthCor in September 2005, Mr. Healey acted as a Portfolio Manager for S.A.C. Capital Advisors, LLC from January 2000 until March 2005. Prior to joining S.A.C. Capital, Mr. Healey was a healthcare Portfolio Manager at Kingdom Capital Management from 1997 to 2000 and was employed as an Analyst and Portfolio Manager at the Dreyfus Corporation from 1992 until 1997. Mr. Healey also served as a First Lieutenant in the United States Army Medical Service Corps at the Walter Reed Army Medical Center from 1988 to 1992. Mr. Healey is a Chartered Financial Analyst. Mr. Healey graduated from Boston University in 1988 with a B.A. in Biomedical Engineering and received his M.S. in Technology Management from the University of Maryland in 1993.

Barry D. Quart, Pharm.D. has been a director of the Company since June 2007. Since December 2006, Dr. Quart has served as President and CEO of Ardea Biosciences, Inc., a publicly-traded biotechnology firm. From 2002 until December 2006, Dr. Quart was President and Chief Science Officer of Napo Pharmaceuticals, Inc. Prior to Napo, Dr. Quart was Senior Vice President, Pfizer Global Research and Development and the Director of Pfizer’s La Jolla Laboratories. Prior to Pfizer’s acquisition of the Warner-Lambert Company, Dr. Quart was President of Research and Development at Agouron Pharmaceuticals, Inc., a division of the Warner-Lambert Company, since 1999. Prior to joining Agouron in 1993, Dr. Quart spent over ten years at Bristol-Myers Squibb in both Clinical Research and Regulatory Affairs. He is also a director of Ardea Biosciences, Inc. and Atheratope Inc. Dr. Quart has a Pharm.D. from the University of California, San Francisco.

Martin A. Mattingly, Pharm.D. has been the Company’s Chief Executive Officer since November 14, 2007, and was appointed to the Board on November 14, 2007. Dr. Mattingly was most recently employed at Ambrx, Inc. where he served as President and Chief Executive Officer from September 2005 to 2007. Prior to Ambrx, Dr. Mattingly served as Executive Vice President and Chief Operating Officer at CancerVax, Inc. from May 2003 to September 2005. From 1996 to 2003, Dr. Mattingly provided senior leadership in various management positions at Agouron Pharmaceuticals, Inc. and Pfizer, Inc. These assignments included General Manager of the Agouron HIV division; Vice President, Product Development Group at Pfizer; and Vice President, Global Marketing Planning at Pfizer. From 1983 to 1996, Dr. Mattingly held various positions in oncology marketing and sales management at Eli Lilly and Company. Dr. Mattingly has a Pharm.D. from the University of Kentucky.

James R. Thomas has been a director of the Company since August 2009. Mr. Thomas is currently a partner of Tatum, LLC in the firm’s Life Science and Healthcare division which he joined during 2009. From 1990 to 2009, Mr. Thomas served in various financial positions at Pfizer, Inc. From 2007 to 2009, Mr. Thomas served as

CFO of Pfizer’s Specialty Markets and Special Entities division. In addition, from 2003 to 2007, Mr. Thomas served as CFO of Greenstone, LLC (Pfizer Generics). Mr. Thomas holds B.S. and M.B.A. degrees from Indiana State University School of Business.

Executive Officers

Martin A. Mattingly, Pharm.D. has been the Company’s Chief Executive Officer since November 14, 2007, and was appointed to the Board on November 14, 2007. Dr. Mattingly was most recently employed at Ambrx, Inc. where he served as President and Chief Executive Officer from September 2005 to 2007. Prior to Ambrx, Dr. Mattingly served as Executive Vice President and Chief Operating Officer at CancerVax, Inc. from May 2003 to September 2005. From 1996 to 2003, Dr. Mattingly provided senior leadership in various management positions at Agouron Pharmaceuticals, Inc. and Pfizer, Inc. These assignments included General Manager of the Agouron HIV division; Vice President, Product Development Group at Pfizer; and Vice President, Global Marketing Planning at Pfizer. From 1983 to 1996, Dr. Mattingly held various positions in oncology marketing and sales management at Eli Lilly and Company. Dr. Mattingly has a Pharm.D. from the University of Kentucky.

Andrew L. Graham, C.P.A. was appointed Chief Financial Officer of the Company in January 2008. Mr. Graham initially joined the Company as Director of Finance and Secretary in September 2004. From 2002 to 2004, Mr. Graham served as Chief Accounting Officer at Paradigm Genetics, Inc. From 1999 to 2002, Mr. Graham served as Comptroller and later as Director of Finance at Paradigm Genetics, Inc. Mr. Graham received his B.A. and M.A. degrees in accounting from North Carolina State University and his M.B.A. from the University of North Carolina at Chapel Hill.

Michael A. Alrutz, J.D., Ph.D. was appointed General Counsel of the Company in January 2008. Dr. Alrutz previously served as Legal Counsel at the Company beginning in 2002. Dr. Alrutz received his B.A. degree in Biology from the University of Pennsylvania and his J.D. from Duke University School of Law. Dr. Alrutz also holds a Ph.D. in Molecular Biology from the Sackler School of Graduate Biomedical Sciences at Tufts University.

CORPORATE GOVERNANCE

General

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our audit and compensation committee charters and code of ethics described below are available on our website at www.trimeris.com. Alternatively, you can request a copy of any of these documents by writing to: Investor Relations, Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.

Director Independence

Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of our Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and the director satisfies the requirements set forth in Nasdaq Rule 4200(a)(15). Our Board has determined that none of Messrs. F. Baker, J. Baker, Cohen, Davis, Healey, Quart and Thomas has or had a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under Nasdaq Rule 4200(a)(15).

Our Audit Committee, Compensation Committee and Nomination and Governance Committee consist solely of independent directors, as defined by Nasdaq. The members of our Audit Committee also meet the additional SEC and Nasdaq independence and experience requirements applicable specifically to members of the

Audit Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Exchange Act, and are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Board Meetings and Participation

As of the date of this Information Statement, the Board has eight members, Messrs. Mattingly, F. Baker, J. Baker, Cohen, Davis, Healey, Quart and Thomas.

The Board held 11 meetings, either in person or by teleconference, during the year ended December 31, 2008. During 2008, each of our directors (except Mr. Davis, who attended 73%) attended at least 75% of the aggregate number of Board meetings and meetings held by all committees on which he then served. Our directors are encouraged to attend the annual meeting of stockholders if at all possible. Other than Dr. Mattingly, no directors attended the 2008 annual meeting of stockholders. The Company has not scheduled or held its annual meeting of stockholders for 2009.

Board Committees

The Board has established three standing committees—Audit, Compensation and Nomination and Governance. Current copies of the charter, as approved by the Board, for each of the Audit Committee and Compensation Committee are posted on the Corporate Governance section of our website, www.trimeris.com.

The Board has determined that all of the members of each of the Board’s three standing committees are independent as defined under the Nasdaq rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

The Audit Committee provides the opportunity for direct contact between our independent registered public accounting firm and the Board, and has the following principal duties:

•	appointing, approving the services provided by and the compensation of, and assessing the independence of, our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual financial statements and related disclosures;

•	overseeing our internal control over financial reporting, disclosure controls and procedures;

•	meeting with our internal control staff, independent registered public accounting firm and management; and

•	preparing the report of the Audit Committee required by the SEC rules. (See “Report of the Audit Committee of the Board of Directors” on page A-27).

In addition, the Audit Committee must approve any related party transaction entered into by us. Our policies and procedures for the review and approval of related person transactions are summarized on page A-11 of this Information Statement.

On December 15, 2008, Kevin C. Tang resigned from the Board. Mr. Tang was a member of the Audit Committee, and, as a result of his resignation, the composition of the Audit Committee was reduced from three members to two members. Nasdaq’s Marketplace Rule 4350 requires, among other things, that an audit committee have at least three members. On December 18, 2008, the Company received a letter from the Nasdaq

Listing Qualifications Department indicating that the Company was not in compliance with Nasdaq Marketplace Rule 4350 with respect to audit committee composition requirements as a result of Mr. Tang’s resignation. The Company subsequently appointed James R. Thomas to the Board and the Audit Committee on August 12, 2009 and notified Nasdaq of his appointment. The Company received a letter from Nasdaq dated August 31, 2009 confirming that the Company is now compliant with Nasdaq’s Marketplace Rules and that the matter was closed.

The members of the Audit Committee are currently Messrs. Davis (Chairman) and Thomas and Dr. Quart. The Board has determined that Mr. Davis is an “audit committee financial expert” as defined by applicable SEC and Nasdaq rules and that each of Messrs. Davis and Thomas and Dr. Quart are independent as such term is defined under the applicable Nasdaq rules and as is contemplated by Rule 10A-3 under the Exchange Act.

The Audit Committee held four formal meetings in 2008. In addition, members of the Audit Committee speak regularly with our independent registered public accounting firm and separately with the members of management to discuss any matters that the Audit Committee or any of these individuals believes should be discussed, including any significant issues or disagreements concerning our accounting practices or financial statements.

The Audit Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services.

The Audit Committee acts pursuant to the terms of a charter that can be accessed on the Corporate Governance section of our website, www.trimeris.com.

Compensation Committee

Our Compensation Committee, among other things, provides recommendations to the Board regarding our compensation programs, and has the following principal duties:

•	annually reviewing and approving corporate goals and objectives relevant to our senior officers’ compensation;

•	reviewing and approving, or making recommendations to the Board with respect to, our Chief Executive Officer’s compensation;

•	reviewing and approving, or making recommendations to the Board with respect to, the compensation of our other executive officers;

•	overseeing and administering our cash and equity incentive plans, as well as 401(k) plan stock matches;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” and

•	preparing the Report of the Compensation Committee required by SEC rules (see “Report of the Compensation Committee of the Board of Directors” on Page A-26).

The process and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading “Compensation Discussion and Analysis” on page A-15.

The members of the Compensation Committee are Mr. J. Baker, Dr. F. Baker (Chairman) and Dr. Quart. The Compensation Committee held two meetings during 2008. The Board has determined that each of these members is independent as defined under the applicable Nasdaq rules.

The Compensation Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services. Additionally, the Compensation Committee may delegate authority to one or more subcommittees as it deems appropriate.

The charter of our Compensation Committee can be accessed on the Corporate Governance section of our website, www.trimeris.com.

Nomination and Governance Committee

The actions of the Nomination and Governance Committee are not governed by a formal charter although the Board has adopted a resolution addressing the nomination process. Nominations are based upon the recommendations of the individual Board members, management and stockholders. Third-party executive search firms may also be retained to identify candidates from time to time. Our Nomination and Governance Committee has the following principal responsibilities:

•	identifying individuals qualified to become Board members;

•	recommending to the Board the persons to be nominated for election as directors and to each of the Board’s committees;

•	reviewing and making recommendations to the Board with respect to management succession planning; and

•	developing corporate governance principles and recommending them to the Board.

Once a prospective nominee has been identified, an initial determination is made as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information has been provided with the recommendation of the prospective candidate, as well as knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If it is determined that additional consideration is warranted, a third-party search firm may be commissioned to gather additional information about the prospective nominee’s background and experience and to report its findings. Potential nominees are sought out and evaluated with respect to their ability to match the current needs and goals of the Company. While needs and goals may vary over time, in the search for potential nominees the Nomination and Governance Committee will generally address the following factors:

•

potential nominees should have some experience with the pharmaceutical industry or biotechnology and will generally be active or former executives of public or private companies or major complex organizations including scientific, government, financial, educational and other non-profit institutions;

•

in recognition of the fact that the foundation of the Company is in medical science and technology, some potential nominees should be widely recognized as leaders in the fields of medicine or the biological sciences;

•	potential nominees should have experience at a strategy/policy setting level, high level managerial experience in a relatively complex organization or experience dealing with complex problems;

•

potential nominees should have sufficient experience and education, including a certain level of financial acumen to effectively read and understand financial statements and other financial performance measures, to be able to provide guidance and direction to management;

•

potential nominees will be evaluated for their ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards; and

•

potential nominees will be considered against the backdrop of the current make-up of the Board and the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board.

When taken alone none of these factors will be dispositive with respect to the inclusion or exclusion of an individual candidate for nomination. Rather, the Nomination and Governance Committee will weigh these factors in light of all available information regarding the current needs and capabilities of the Board as well as the qualifications of any other potential candidates. The Nomination and Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Nomination and Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Nomination and Governance Committee, and others as appropriate, whether to interview prospective nominees in person or by telephone. After completing this evaluation and interview, the nominees are determined by a majority vote of the Nomination and Governance Committee.

Stockholders may recommend individuals to the Nomination and Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials to our Nomination and Governance Committee, c/o Michael A. Alrutz, General Counsel, Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713. Assuming that appropriate biographical and background material is provided for candidates recommended by stockholders, the Nomination and Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by others.

The members of the Nomination and Governance Committee are Messrs. Davis (Chairman) and J. Baker. The Board has determined that each of these members is independent, as that term is defined by applicable Nasdaq rules. The Nomination and Governance Committee did not meet in 2008.

The Nomination and Governance Committee is authorized to retain advisors and consultants and to compensate such advisors and consultants for their services.

Stockholder Communications with our Board

Stockholders and other parties interested in communicating directly with the Board, a Board committee or one or more directors may do so by writing to Chairman of the Board of Directors, c/o Trimeris, Inc., Corporate Secretary, 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. The Board has approved a process for handling letters received by the Company and addressed to members of the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to the Board a summary and copies of all such correspondence to the Board. However, stockholder communications that constitute advertising, promotion of a product or service or relate to improper or irrelevant topics will not be forwarded to the Board. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Chair of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Certain Relationships and Related Person Transactions

Item 404(a) of Regulation S-K requires us to disclose in this Information Statement any transaction since the beginning of the last fiscal year, or any currently proposed transaction, involving more than $120,000 in which we are a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

Since January 1, 2009, we have not been a participant in any transaction, nor is there any currently proposed transaction, that is reportable under Item 404(a) of Regulation S-K.

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. Although we have not entered into any financial transactions with any immediate family member of any of our directors or executive officers, if we were to do so, any such material financial transaction would need to be approved by our Audit Committee prior to our entering into such transaction. A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related persons that are employed by other companies with which we had a material relationship during that year, if any.

Code of Ethics

We have a code of ethics for our employees, executives and officers. We have posted a copy of this code on our website, www.trimeris.com.

Compensation Committee Interlocks and Insider Participation

As discussed above, our Compensation Committee is responsible for determining the salaries and incentive compensation of the senior executive officers and providing recommendations for the salaries and incentive compensation of all employees and consultants. The Compensation Committee also administers our benefit plans, including the 2007 Trimeris, Inc. Stock Incentive Plan. Dr. Felix J. Baker serves as the Chairman of the Compensation Committee and the other members of the committee are Julian C. Baker and Dr. Barry D. Quart. None of Felix J. Baker, Julian C. Baker, or Dr. Quart has served as an officer or employee of the Company or has any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of our Compensation Committee.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2009, for each person or group of affiliated persons, whom we know to beneficially own more than 5% of our common stock. The table also sets forth such information for our directors and executive officers, individually and as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Except as indicated by footnote, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options to purchase shares of common stock that are exercisable within 60 days of September 30, 2009 are considered beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. The applicable percentage of beneficial ownership is based on 22,349,841 shares of common stock outstanding as of September 30, 2009. To the knowledge of the Company, no beneficial owner of more than 5% of our common stock is a party adverse to the Company or its subsidiaries in any material proceedings, nor has a material interest adverse to the Company or its subsidiaries.

Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.

Name and Address of Beneficial Owner	Number of Shares Underlying Options Beneficially Owned	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership	Percent of Class
Roberto Mignone(1)	—	2,510,081	2,510,081	11.23%
Samuel D. Isaly(2)	—	2,226,800	2,226,800	9.96%
James H. Simons(3)	—	1,175,000	1,175,000	5.26%
Felix J. Baker(4)	81,250	3,501,175	3,582,425	16.03%
Julian C. Baker, Ph.D.(4)	77,500	3,501,175	3,578,675	16.01%
Arthur B. Cohen(5)	16,667	4,413,657	4,430,324	19.82%
Joseph P. Healey(5)	16,667	4,413,657	4,430,324	19.82%
Martin A. Mattingly, Pharm.D.	165,452	15,269	180,721	* %
Andrew L. Graham(6)	67,374	22,853	90,227	* %
Michael A. Alrutz, J.D., Ph.D.(6)	69,370	19,479	88,849	* %
Stephen R. Davis	43,333	—	43,333	* %
Barry D. Quart, Pharm.D.	40,833	—	40,833	* %
James R. Thomas	—	—	0	* %
All executive officers and directors as a group (ten persons)(7)	578,446	7,972,433	8,550,879	38.26%

*	Less than 1%.
(1)

Information in the table and this footnote is based solely upon information contained in a Schedule 13G/A filed with the SEC on February 13, 2009. Mr. Mignone holds shared voting and shared investment power with Bridger Management, LLC and Swiftcurrent Offshore, Ltd. as to 2,510,081 shares. Mr. Mignone’s address is c/o Bridger Management LLC, 90 Park Avenue, 40th Floor, New York, New York 10016. According to a Form 4 filed with the SEC on October 13, 2009, as of October 8, 2009 Bridger Management, LLC is no longer a beneficial owner of more than 5% of the Company’s common stock.

(2)

Information in the table and this footnote is based solely upon information contained in a Schedule 13G/A filed with the SEC on February 13, 2009. Mr. Isaly holds shared voting and shared investment power with OrbiMed Advisors LLC and OribiMed Capital LLC over 2,226,800 shares. Mr. Isaly’s address is c/o OrbiMed Advisors LLC, 767 Third Avenue, 30th Floor, New York, New York 10017.

(3)	Information in the table and this footnote is based solely upon information contained in a Schedule 13G filed with the SEC on February 13, 2009. Mr. Simons holds shared voting and shared investment power with Renaissance Technologies LLC over 1,175,000 shares. Mr. Simons’ address is c/o Renaissance Technologies LLC, 800 Third Avenue, New York, New York 10017.
(4)

Information in the table and this footnote is based solely upon information provided by Felix J. Baker and Julian C. Baker. Each has shared voting power and shared investment power over 3,501,175 shares listed. Julian C. Baker is the sole beneficial owner of 90,000 options and Felix J. Baker is the sole beneficial owner of 95,000 options. The address of Felix J. Baker and Julian C. Baker is 667 Madison Avenue, 21st Floor, New York, New York 10065. Felix J. Baker and Julian C. Baker each disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(5)	Information in the table and this footnote is based solely upon information provided by Joseph P. Healey and Arthur B. Cohen. Messrs. Healey and Cohen share voting power and investment power with each other and with HealthCor Management, L.P. which holds sole voting power and sole investment power over 4,413,657 shares. HealthCor Management, L.P.’s address is Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019. Joseph P. Healey and Arthur B. Cohen each disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
(6)	The number of Shares Beneficially Owned does not include 15,000 Restricted Shares held by each of Dr. Alrutz and Mr. Graham.
(7)	See notes (4)—(6).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis is intended to provide investors with an understanding of our compensation policies and practices with respect to all persons serving as our principal executive officers during 2008. These individuals, referred to as our “named executive officers,” are identified below:

•	Martin A. Mattingly, Pharm.D., Chief Executive Officer and Director

•	Andrew L. Graham, Chief Financial Officer

•	Michael A. Alrutz, J.D., Ph.D., General Counsel

Compensation Objectives

We believe that compensation of our executive officers should encourage creation of stockholder value and achievement of strategic corporate objectives, attract and retain qualified, skilled and dedicated executives on a long-term basis, reward past performance, and provide incentives for future performance. Our goal is to align the interests of our stockholders and management by integrating compensation with our annual and long-term corporate and financial objectives. The Company’s Incentive Pay Plan (as defined below), which governs the payment of bonuses to employees and executives, ties many of the short-term objectives to specific cash incentives. In addition, we believe that equity ownership by employees encourages a longer-term view of corporate successes. In order to attract and retain qualified personnel, we strive to offer a total compensation package competitive with companies in the biopharmaceuticals industry, taking into account the relative size, performance and needs of the Company as well as an individual’s contributions.

The Company experienced a significant amount of change beginning in late 2007 and continuing throughout 2008 and our Compensation Committee was particularly active throughout this period addressing a variety of compensation-related matters that emerged as a result of these changes. In late 2007, the Company announced a strategic shift in focus resulting in changes to our corporate structure to (i) maximize cash flows from our product FUZEON® while also (ii) advance drug candidate TRI-1144 to a value-creating milestone and (iii) pursue strategic alternatives for the Company. Because of the uncertainty regarding the timing and effect of the strategic shift and the impact of this uncertainty on our employees, our management and Compensation Committee worked together to develop and implement several programs, incentives and benefits designed to retain our employees through this shift.

As of December 31, 2008, the Company has only four employees (three of which are our executive officers) and no longer staffs a research and development function. As a result of our reduced size, the Compensation Committee and management were able to work directly with the remaining staff to tailor the compensation and retention packages to needs and goals of both the Company and the individual. The Company has negotiated employment agreements with all our executive officers that set forth the basic framework of each individual’s compensation.

In setting the level of cash and equity compensation for our executive officers, the Compensation Committee considers various factors, including the performance of the Company and the individual executive’s performance during the year, the uniqueness and relative importance of the executive’s skill set to the Company, the executive’s expected future contributions to the Company, the level of the executive’s stock ownership and the Company’s compensation philosophy for all employees. While the Compensation Committee did not use a compensation consultant to assist in determining executive compensation for 2008, the Compensation Committee periodically reviews data with respect to a peer group of biotechnology and biopharmaceutical companies, which included information relating to compensation levels for executives in comparable positions at companies in those industries.

In connection with stock option grants, the Compensation Committee periodically reviews the equity granting practices of peer companies in order to ensure that our granting practices would not vary greatly from the industry norm. These peer companies are listed below:

•	Alexza Pharmaceuticals, Inc.

•	Antigenics, Inc.

•	Avanir Pharmaceuticals

•	Avi Biopharma, Inc.

•	Barrier Therapeutics, Inc.

•	Caliper Life Sciences, Inc.

•	Cerus Corp.

•	Columbia Laboratories, Inc.

•	CombinatoRx, Inc.

•	Curagen Corp.

•	Depomed Inc.

•	Dyax Corp.

•	Dynavax Technologies Corp.

•	Emisphere Technologies, Inc.

•	Encysive

•	Epix Pharmaceuticals, Inc.

•	Genitope Corp.

•	Genvec, Inc.

•	Harvard Bioscience, Inc.

•	Hi Tech Pharmacal Co., Inc

•	Idenix Pharmaceuticals, Inc.

•	Introgen Therapeutics, Inc.

•	Ista Pharmaceuticals, Inc.

•	Novavax, Inc.

•	Nuvelo, Inc.

•	NPS Pharmaceuticals, Inc.

•	Panacos Pharmaceuticals, Inc.

•	Reovir, Inc.

•	Stemcells, Inc.

•	Telik, Inc.

When establishing each element of an executive officer’s compensation, the Compensation Committee also takes into consideration the executive’s historical cash and equity compensation, level of equity ownership, and total current and potential compensation against meeting the specific needs and goals of the Company.

Elements of Executive Compensation

Our compensation structure for our named executive officers consists of a combination of salary and stock options and in some cases restricted stock grants; executives are eligible for a cash bonus as well. We do not have programs providing for personal-benefit perquisites for our executive officers other than providing long-term disability insurance coverage. The Compensation Committee annually reviews executive officer compensation. In 2008, the allocation between equity and non-equity compensation for named executive officers was more heavily weighted towards non-equity compensation. The Compensation Committee believes that this ratio of awards is appropriate and consistent with the Company’s goals of motivating and retaining employees.

Base Salary. Our Compensation Committee reviews base salaries for executive officers on an annual basis, considering recommendations by the Chief Executive Officer for executive officers other than the Chief Executive Officer, and adjusts salaries based on individual and Company performance. The Compensation Committee also considers market information and the base salaries and other incentives paid to executive officers of other similarly sized companies within our industry and other companies in our geographic location. However, the Compensation Committee does not limit its decisions to or target any particular range or level of total compensation paid to executive officers at these companies.

Performance Incentive Awards. Employees of the Company are eligible to participate in the Trimeris, Inc. Incentive Pay Plan (the “Incentive Pay Plan”) which sets forth the structure under which annual cash bonuses may be paid. The Incentive Pay Plan addresses the short-term incentive component of employee compensation and is structured to motivate, reward and retain employees by aligning compensation with the achievement of strategic corporate goals, as well as individual performance objectives. Each employee has an incentive pay target, expressed as a percentage of his or her base salary for the year. The amount of a specific employee’s target varies according to the employee’s role in the Company, his or her salary grade and the terms of any employment agreement to which such employee is party. For 2009, the target bonus for each named executive officer is as follows:

•	Martin A. Mattingly—50%-75%

•	Andrew L. Graham —30%

•	Michael A. Alrutz—30%

The Compensation Committee, in consultation with management, meets throughout the year to discuss the progress of management towards the Company’s goals with respect to the Incentive Pay Plan.

In determining incentive pay, the Compensation Committee evaluates the Company’s performance at year-end by assessing a number of financial, operational and business development factors, including sales, cash flow, share price, progress in its development programs, pursuit of growth opportunities and the achievement of other business and operating objectives, all in light of economic conditions. The factors can be divided into three separate categories: (1) financial goals, (2) business development goals and (3) operational goals. The Compensation Committee, at its discretion, adjusts the composition and priority of these goals to coincide with changes in our business and the competitive landscape and to fully align management’s efforts with our short- and long-term corporate objectives. In December 2008, bonuses totaling an aggregate of $371,000 were awarded to Dr. Mattingly, Mr. Graham, and Dr. Alrutz for corporate achievements in 2008, which included the continued corporate reorganization and strategic shift that began in 2007, the reduction of expenses, and the completion of a Phase I trial for TRI-1144 offset by the performance of the Company’s stock compared to similar companies.

Equity-Based Compensation. Our Compensation Committee administers our stock option plan for executive officers, employees and outside directors, under which it grants options to purchase our common stock with an exercise price equal to the fair value of a share of our common stock on the date of grant, which is the closing price on the date of grant. We do not coordinate the timing of equity award grants with the release of financial results or other material announcements by the Company; our annual equity grants are made in connection with the annual meeting of stockholders.

We believe that providing executive officers who have responsibility for our management and growth with an opportunity to increase their stock ownership aligns the interests of the executive officers with those of our stockholders. Stock options provide value to recipients only if our stock price increases (which benefits all stockholders and also allows us to conserve cash) and only if the executive or employee remains employed by the Company through the vesting date.

Accordingly, the Compensation Committee also considers option grants to be an important aspect in compensating and providing incentives to management and employees. Each executive officer is initially granted an option at the start of their employment. The amount of the grant is based on the scope of the employee’s responsibilities, relevant prior experience and market conditions. These initial grants vest monthly over four years. We believe that vesting over a four-year term is an appropriate length to compensate executives for their contribution over a period of time and to provide an incentive to focus on our longer term goals. The Compensation Committee also sets annual grants as part of its annual compensation review process. The Compensation Committee determines the number of shares underlying each stock option grant based upon the executive officer’s and the Company’s performance, the executive officer’s role and responsibilities, the executive officer’s base salary, and comparison with comparable awards to individuals in similar positions in our industry. The stock option grants made to the named executive officers in 2008 were somewhat lower in value and as a percentage of overall compensation to their respective stock option grants and overall compensation for 2007. While equity incentive compensation is generally in the form of stock options grants, we have on occasion used restricted stock as a component of compensation. In 2008, Mr. Graham and Dr. Alrutz were each awarded 15,000 shares of restricted stock as incentive for his continued service with the Company. These restricted stock shares vest 100% at the earlier of three years from the date of grant or an Acquisition Event as defined in the Trimeris, Inc. 2007 Stock Incentive Plan. Prior to these grants in 2008, restricted stock grants have been limited to a single grant to all employees that occurred in 2004 and grants to certain executive employees in connection with entering into an employment agreement.

Benefits. Benefits offered to our executive officers are substantially the same as those offered to our other employee and generally include medical insurance, dental insurance, 401(k) plan, disability insurance, life insurance and flexible spending account.

Employment Agreements. We have entered into employment agreements with each of our named executive officers as described below. We believe these types of arrangements are an important part of an executive’s compensation package and that they enhance our ability to attract and retain top management talent. In addition to the specific rights upon a change in control that may be set forth in any employment agreement, in the event of any change in control, stock options and restricted stock granted pursuant to the Amended and Restated Stock Incentive Plan or the 2007 Trimeris, Inc. Stock Incentive Plan contain a change in control provision, which provides for the immediate vesting in full of all grants of options or lapse of all restrictions for restricted stock.

SUMMARY COMPENSATION TABLE

The 2008 Summary Compensation Table, 2008 Grants of Plan-Based Awards Table and the tables that follow provide compensation information for those serving as our named executive officers at the end of 2008.

2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)		Option Awards ($)(2)	Non- Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Martin A. Mattingly, Pharm.D.	2008	385,000	—		420,905	231,000	20,460	1,057,365
Chief Executive Officer	2007	48,125	—		29,823	—		77,948

Andrew L. Graham	2008	175,000	10,028	(5)	78,982	70,000	16,217	350,227
Chief Financial Officer	2007	144,000	—		42,109	36,000	16,362	238,471
	2006	139,008	—		27,143	20,000	15,839	201,990

Michael A. Alrutz, J.D., Ph.D.	2008	175,000	10,028	(5)	68,452	70,000	16,148	339,628
General Counsel

(1)	Represents the compensation expense related to outstanding restricted stock we recognized for the year ended December 31, 2008 under Statement of Financial Accounting Standards No. 123, share-based payment (“SFAS 123R”), rather than amounts paid to or realized by the named individual. Compensation expense is determined by computing the fair value of the restricted stock on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the restricted stock vesting term. See Note 6 of Notes to our Consolidated Financial Statements set forth in Item 8 of the 2008 10-K under the heading “Restricted Stock” for the assumptions made in determining SFAS 123R values. The SFAS 123R value of a restricted stock grant as of the grant date is spread over the number of months in which the restricted stock is subject to vesting.
(2)	Represents the compensation expense related to outstanding options we recognized for the year ended December 31, 2008 under SFAS 123R rather than amounts paid to or realized by the named individual, and includes expense we recognized in 2008 for option grants in prior periods. Compensation expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R (excluding expected forfeitures) and recognizing that amount as expense ratably over the option vesting term. See Note 6 of Notes to our Consolidated Financial Statements set forth in Item 8 of our Annual Report on the applicable year’s Form 10-K for the assumptions made in determining SFAS 123R values. The SFAS 123R value of an option as of the grant date is spread over the number of months in which the option is subject to vesting and includes ratable amounts expensed for option grants in prior years. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense we recognized.
(3)	See “Performance Incentive Awards” under the Elements of Executive Compensation section of Compensation Discussion and Analysis.
(4)	Beginning in 1998, we have matched up to 100% of a participant’s annual contributions to the Trimeris Employee 401(k) Plan with common stock of the Company, provided the participant was employed on the last day of the year. The number of shares issued is based on the annual contributions to be matched divided by the closing price of the common stock on the last trading day of the year. The dollar amount of matching contributions were calculated using the closing stock price on the date of grant. On December 31, 2006, the closing price was $12.71. On December 31, 2006, Mr. Graham received 1,180 shares of stock. Mr. Graham is vested in 100% of these shares. On December 31, 2007, the closing price was $6.98. On December 31, 2007, Mr. Graham and Dr. Alrutz each received 2,220 shares of stock and each is vested in 100% of these shares. On December 31, 2008, the closing price was $1.34. On December 31, 2008, Mr. Graham and Dr. Alrutz each received 11,545 shares of stock and each is vested in 100% of these shares; and Dr. Mattingly received 15,269 shares of stock and as of September 30, 2009, is vested in 50% of these shares.

(5)	On August 6, 2008, the Compensation Committee awarded Mr. Graham and Dr. Alrutz 15,000 shares of restricted stock each as part of their long-term performance incentives during 2008.

2008 Grants of Plan-Based Awards

The following table sets forth information on grants of non-equity incentive plan awards and equity-based awards to purchase shares of our common stock in 2008 to our named executive officers:

Name	Grant Date (1)		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)				All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ per share)		Grant Date Fair Value of Option Awards ($)
			Threshold ($)		Target ($)	Maximum ($)
Martin A. Mattingly	6/26/08	(3)					89,088	5.03	(6)	252,119
	N/A		—	(5)	192,500	288,750

Andrew L. Graham	1/2/08	(4)					3,322	6.99	(7)	12,989
	4/1/08	(4)					3,322	7.04	(8)	12,923
	6/26/08	(3)					44,544	5.03	(6)	126,060
	N/A		—	(5)	52,500	78,750

Michael A. Alrutz	1/2/08	(4)					3,322	6.99	(7)	12,989
	4/1/08	(4)					3,322	7.04	(8)	12,923
	6/26/08	(3)					44,544	5.03	(6)	126,060
	N/A		—	(5)	52,500	78,750

(1)	Stock option awards are granted pursuant to the Trimeris, Inc. 2007 Stock Incentive Plan. We typically authorize the grant of stock options at a meeting of our Board scheduled to coincide with our annual meeting of stockholders. At that time, the Board approves the aggregate number of shares to be awarded to an officer or employee. In prior years, the award was divided into four equal grants; the first grant occurred on the day of the board meeting with the remaining grants take place on the first trading day of October, January and April. Beginning in 2008, the Board made a single grant on June 26, 2008, in which the shares vested monthly over 2 years. In all cases, the exercise price for the grant is the closing price on the grant date.
(2)	Actual amounts paid in December 2008 based on our Compensation Committee’s review of corporate performance and individual achievements for fiscal 2007 are included in the “Non-equity Incentive Plan Compensation” column of the “Summary Compensation Table” above. See “Compensation Discussion and Analysis—Elements of Executive Compensation—Performance Incentive Awards” for a description of our non-equity incentive plan.
(3)	The grant of these stock options was approved at a meeting of our Board that took place on June 26, 2008. The stock option vests monthly over two years beginning on the date of grant and will become fully exercisable on June 26, 2010.
(4)	The grant of these stock options was approved at a meeting of our Board that took place on August 9, 2007. These options vest monthly over three years, beginning August 9, 2008.
(5)	There is no minimum bonus requirement.
(6)	The price reported in this column reflects the original exercise price at the date of grant. The exercise price has since been adjusted in light of extraordinary dividends paid during 2008 pursuant to the 2007 Trimeris, Inc. Stock Incentive Plan. Following adjustment the exercise price of this stock option is $4.12.
(7)	The price reported in this column reflects the original exercise price at the date of grant. The exercise price has since been adjusted in light of extraordinary dividends paid during 2008 pursuant to the 2007 Trimeris, Inc. Stock Incentive Plan. Following adjustment the exercise price of this stock option is $4.94.
(8)	The price reported in this column reflects the original exercise price at the date of grant. The exercise price has since been adjusted in light of extraordinary dividends paid during 2008 pursuant to the 2007 Trimeris, Inc. Stock Incentive Plan. Following adjustment the exercise price of this stock option is $4.99.

Information Relating to Equity Awards and Holdings

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares of Restricted Stock That Have Not Vested	Market Value of Restricted Stock Shares That Have Not Vested ($)(2)
Martin A. Mattingly	94,791		255,209	(3)	5.16
	22,272	(7)	66,816		4.12	6/26/2018

Andrew L. Graham	5,000	(4)	0		9.90	9/1/2014
	1,696	(5)	0		10.57	8/9/2015
	1,319	(6)	377		13.60	8/9/2015
	1,319	(6)	377		9.74	8/9/2015
	1,319	(6)	377		10.75	8/9/2015
	2,813	(5)	0		6.74	8/9/2016
	1,250	(6)	1,563		6.53	8/9/2016
	1,250	(6)	1,563		10.49	8/9/2016
	1,250	(6)	1,563		4.81	8/9/2016
	3,322	(5)	0		5.00	8/15/2017
	369	(6)	2,953		5.64	8/15/2017
	369	(6)	2,953		4.94	8/15/2017
	369	(6)	2,953		4.99	8/15/2017
	11,136	(7)	33,408		4.12	6/26/2018
							15,000	20,100

Michael A. Alrutz	1,000	(4)	0		45.47	5/1/2012
	250	(5)	0		40.25	6/26/2012
	250	(6)	0		43.18	6/26/2012
	250	(6)	0		40.77	6/26/2012
	250	(6)	0		38.80	6/26/2012
	740	(5)	0		46.30	6/18/2013
	740	(6)	0		23.32	6/18/2013
	740	(6)	0		18.96	6/18/2013
	740	(6)	0		12.91	6/18/2013
	1,300	(5)	0		12.09	6/22/2014
	1,300	(6)	0		13.90	6/22/2014
	1,300	(6)	0		12.21	6/22/2014
	1,300	(6)	0		9.10	6/22/2014
	905	(5)	0		10.57	8/9/2015
	703	(6)	202		13.60	8/9/2015
	703	(6)	202		9.74	8/9/2015
	703	(6)	202		10.75	8/9/2015
	2,813	(5)	0		6.74	8/9/2016
	1,250	(6)	1,563		6.53	8/9/2016
	1,250	(6)	1,563		10.49	8/9/2016
	1,250	(6)	1,563		4.81	8/9/2016
	3,322	(5)	0		5.00	8/15/2017
	369	(6)	2,953		5.64	8/15/2017
	369	(6)	2,953		4.94	8/15/2017
	369	(6)	2,953		4.99	8/15/2017
	11,136	(7)	33,408		4.12	6/26/2018
							15,000	20,100

(1)	The exercise price reported in this column represents the current exercise price of these stock options following adjustments to the original exercise price of the stock option. The adjustments to the exercise prices were made pursuant to the option plan in light of the extraordinary dividends paid during 2008.
(2)	This amount reflects the number of unvested and outstanding restricted stock shares multiplied by $1.34, the closing price of our stock on December 31, 2008.
(3)	These stock options were granted in connection with an employment agreement and vested 25% on the one-year anniversary of the date of grant and monthly thereafter over 3 years.
(4)	These new hire option grants vest monthly over four years from the date of grant.
(5)	These annual option grants vest 100% on the one-year anniversary of the grant date.
(6)	These quarterly option grants vest monthly over three years beginning on the one-year anniversary of the associated annual grant.
(7)	These annual option grants vest monthly over two years from the date of grant.

Option Exercises in the Year Ended December 31, 2008

OPTION AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Martin A. Mattingly	—	—
Andrew L. Graham	—	—
Michael A. Alrutz	—	—

Employment Agreements and Change in Control Agreements

In connection with his appointment as Chief Executive Officer, the Company and Dr. Mattingly entered into an employment agreement (the “Mattingly Employment Agreement”). Under the Mattingly Employment Agreement, in the event that Dr. Mattingly’s employment is terminated other than for Cause, death or disability or upon his resignation for Good Reason (as such capitalized terms are defined in the Mattingly Employment Agreement), Dr. Mattingly will be entitled to certain severance payments and benefits including an amount equal to his base salary in exchange for his execution of a release of claims and continuing medical insurance coverage for up to 12 months. Dr. Mattingly is subject to non-competition restrictions during the term of his employment and for one year thereafter. In addition, Mr. Mattingly is eligible to receive a bonus of $100,000 in connection with the occurrence of an “Acquisition Event” as defined in the Trimeris, Inc. 2007 Stock Incentive Plan (other than clause (c) of such definition, relating to liquidation) assuming he remains employed as of the closing of the Acquisition Event. With respect to the bonus, an Acquisition Event is defined as: (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 60% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the acquisition of “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities (other than through a merger or consolidation or an acquisition of securities directly from the Company) by any “person,” as such term is used in Section 13(d) and 14(d) of the Exchange Act, other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any corporation owned directly or indirectly by the stockholders of the Company.

In connection with his appointment as Chief Financial Officer in January 2008, the Company and Andrew L. Graham entered into an employment agreement (the “Graham Employment Agreement”). In the event that Mr. Graham’s employment is terminated by the Company other than for cause, death or disability or upon his resignation for Good Reason (as such capitalized terms are defined in the Graham Employment Agreement), Mr. Graham will be entitled to certain severance payments and benefits including an amount equal to his yearly base salary ($180,250) in exchange for his execution of a release of claims and continuing medical insurance coverage for up to 12 months. In 2008, the Compensation Committee granted Mr. Graham 15,000 shares of restricted stock; these shares of restricted stock vest upon the earlier of three years or the occurrence of an Acquisition Event as defined in the 2007 Trimeris, Inc. Stock Incentive Plan.

In connection with his appointment as General Counsel in January 2008, the Company and Michael A. Alrutz entered into an employment agreement (the “Alrutz Employment Agreement”). In the event that Dr. Alrutz’s employment is terminated by the Company other than for cause, death or disability or upon his resignation for good reason (as such capitalized terms are defined in the Alrutz Employment Agreement), Dr. Alrutz will be entitled to certain severance payments and benefits, including an amount equal to his yearly base salary ($180,250) in exchange for his execution of a release of claims and continuing medical insurance coverage for up to 12 months. In 2008, the Compensation Committee granted Dr. Alrutz 15,000 shares of restricted stock; these shares of restricted stock vest upon the occurrence of an Acquisition Event as defined in the 2007 Trimeris, Inc. Stock Incentive Plan.

Potential Termination or Change in Control Payments

The following table sets forth information concerning potential termination or change in control payments to our named executive officers and assumes that such termination or change in control occurred on September 30, 2009, giving effect to the transactions contemplated by the Merger Agreement. The benefits that each named executive officer would have received upon the events described in the table below are further summarized above under the heading “—Employment Agreements and Change in Control Agreements.”

Name	Benefit	Termination Without Cause or for Good Reason (Regardless of Change in Control)	Payments Upon a Change in Control (Regardless of Termination of Employment)
Martin A. Mattingly	Severance Benefits
	Severance Payments (1)	$682,034.60	—
	Health Care Benefits (2)	18,000.00	—
	Change in Control Transaction Bonus	—	100,000.00
	Market Value of Equity Vesting (3)	—	628,768.04
	Total	700,034.60	728,768.04

Andrew L. Graham	Severance Benefits
	Severance Payments (1)	280,475.64	—
	Health Care Benefits (2)	18,000.00	—
	Change in Control Transaction Bonus	—	—
	Market Value of Equity Vesting (3)	—	222,688.84
	Total	298,475.64	222,688.84

Michael A. Alrutz	Severance Benefits
	Severance Payments (1)	280,475.64	—
	Health Care Benefits (2)	18,000.00	—
	Change in Control Transaction Bonus	—	—
	Market Value of Equity Vesting (3)	—	221,012.79
	Total	298,475.64	221,012.79

(1)	This amount represents the sum of one-year’s salary, payment for failure to provide 60 days notice of termination, a severance bonus each payable to the employee, and a contribution to the employee’s 401(k) plan.
(2)	This amount represents a payment for continuing medical insurance coverage for 12 months provided under individual health insurance policies.

(3)	Market value of equity vesting is based on the Offer Price of $3.60, and as noted above, assumes outstanding options (whether vested or unvested) with exercise prices below $3.60 per share will be exchanged for cash payment equal to the Offer Price per share ($3.60) and Company Stock Options with exercise prices greater than or equal to $3.60 will be cancelled in exchange for a payment equal to 50% of the Black-Scholes value of such Company Stock Options. Market value of equity vesting for Dr. Alrutz and Mr. Graham also reflects the vesting of certain Restricted Shares held by Dr. Alrutz and Mr. Graham and the payment of accrued dividends related to those Restricted Shares.

DIRECTOR COMPENSATION

The following table sets forth cash amounts and the value of other compensation paid to our non-management directors for their service in 2008:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Felix J. Baker	18,000	71,658	89,658
Julian C. Baker	15,000	67,167	82,167
Arthur B. Cohen	15,000	43,522	58,522
Stephen R. Davis	22,000	115,800	137,800
Joseph P. Healey	15,000	43,522	58,522
Barry D. Quart	15,000	106,858	121,858
Kevin C. Tang	15,471	67,167	82,638

(1)	Represents the compensation expense related to outstanding options we recognized for the year ended December 31, 2008 under SFAS 123R rather than amounts paid to or realized by the named individual and includes expenses we recognized in 2008 for option grants in prior periods. Compensation expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term. See Note 6 of Notes to our Consolidated Financial Statements set forth in Item 8 of the 2008 10-K for the assumptions made in determining SFAS 123R values. The SFAS 123R value of an option as of the grant date is spread over the number of months in which the option is subject to vesting and includes ratable amounts expensed for option grants in prior years. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense we recognized. As of December 31, 2008, each non-management director had the following aggregate number of stock options outstanding: Felix J. Baker, 67,500; Julian C. Baker, 65,000; Arthur B. Cohen, 6,667; Stephen R. Davis, 21,667; Joseph P. Healey, 6,667; Barry D. Quart, 20,417; and Kevin C. Tang, 91,250.

Director Compensation. We reimburse our non-management directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Board. Management directors do not receive additional compensation in connection with their attendance at meetings. Non-management directors receive cash compensation and stock options as follows:

Non-Management Director’s Annual Retainer
Chairman of the Board	$25,000
All Other Non-Management Directors	$15,000
Committee Members’ Additional Annual Fees
Audit Committee Chairman	$5,000
Audit Committee Member	$1,000
Compensation Committee Chairman	$3,000
Nomination & Governance Committee Chairman	$2,000
Meeting Fee for Non-Management Directors
Per meeting fee for face-to-face Board meetings only	$1,500
(No additional committee meeting fees will be paid)
Non-Management Director’s Stock Options
Chairman of the Board Annual Grant	15,000
Director Annual Grant	10,000
Committee Chair Annual Grant (Audit, Compensation, Nomination & Governance)	2,500
Committee Member Annual Grant Per Committee	1,250
New Director Initial Grant	20,000

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the section of this proxy statement entitled “Compensation Discussion and Analysis” with management. Based on this review and discussion, the Compensation Committee has recommended to the Board that such section be included in Information Statement for filing with the SEC.

By the Compensation Committee of the

    Board of Directors

Felix J. Baker (Chairman)

Julian C. Baker

Barry D. Quart, Pharm.D.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee has reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2008 and discussed them with the Company’s management and its independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, the Company’s independent registered public accounting firm various communications that the Company’s independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from the Company’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the Company’s independent registered public accounting firm’s communication with the Audit Committee concerning independence, and has discussed with the Company’s independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

By the Audit Committee of the

    Board of Directors

Stephen R. Davis (Chairman)

Barry D. Quart, Pharm.D.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, our directors, executive officers and greater than 10% stockholders complied during 2008 with all applicable Section 16(a) filing requirements.

ANNEX B

[GOLDMAN SACHS LETTERHEAD]

PERSONAL AND CONFIDENTIAL

October 2, 2009

The Board of Directors

Trimeris Inc.

2530 Meridian Parkway

Durham, NC 27713

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Arigene Co., Ltd. (“Arigene”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc. (the “Company”) of the $3.60 per Share in cash proposed to be paid to the holders (other than Arigene and its affiliates) of Shares pursuant to the Agreement and Plan of Merger, dated as of October 2, 2009 (the “Agreement”), among Arigene, RTM Acquisition Company, a wholly-owned subsidiary of Arigene (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $3.60 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”, and together with the Tender Offer, the “Transactions”) and each outstanding Share (other than Shares owned by the Company as treasury stock or by any wholly-owned subsidiary of the Company, any Shares owned by Arigene, Purchaser or any other wholly-owned subsidiary of Arigene, and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $3.60 per Share in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Arigene and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also may provide investment banking and other financial services to the Company, Arigene and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Escrow Agreement, dated as of October 1, 2009, by and among the Company, Arigene and The Bank of New York Mellon, annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31st, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have

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compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Arigene or the ability of the Company or Arigene to pay its obligations when they come due. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $3.60 per Share in cash to be paid to the holders (other than Arigene and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $3.60 per Share in cash to be paid to the holders (other than Arigene and its affiliates) of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $3.60 per Share in cash to be paid to the holders (other than Arigene and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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